Exhibit 99.40

Notice of Annual and Special Meeting of Shareholders

and Management Information Circular

May 7, 2019

TABLE OF CONTENTS

NOTICE OF 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS		5

1	NOTICE OF MEETING	5

1.1	NOTICE-AND-ACCESS	5
1.2	HOW TO ACCESS THE MEETING MATERIALS AND THE FINANCIAL STATEMENTS	6
1.3	HOW TO REQUEST A PAPER COPY OF THE MEETING MATERIALS AND OF THE FINANCIAL STATEMENTS	6
1.3.1	Before the Meeting	6
1.3.2	After the Meeting	6
1.4	VOTING	7
1.4.1	Registered shareholder	7
1.4.2	Non-registered shareholder	7
1.5	QUESTIONS	7
1.5.1	Registered shareholder	7
1.5.2	Non-registered shareholder	7

VOTING AND PROXIES		9

1	NOTICE-AND-ACCESS	9

1.1	HOW TO ACCESS THE MEETING MATERIALS AND THE FINANCIAL STATEMENTS	9
1.2	APPOINTMENT AND REVOCATION OF PROXIES	9
1.3	INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS	10
1.4	EXERCISE OF DISCRETION BY PROXY HOLDERS	10
1.5	VOTING RIGHTS, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	11
1.5.1	Voting Rights and Voting Shares	11
1.5.2	Principal Holders of Securities	11

BUSINESS OF THE MEETING		12

1	FINANCIAL STATEMENTS AND AUDITOR’S REPORT	12

2	ELECTION OF DIRECTORS	12

2.1	MAJORITY VOTING POLICY	12

3	APPOINTMENT OF AUDITORS	13

4	OMNIBUS INCENTIVE PLAN	13

5	SHARE CONSOLIDATION	17

6	OTHER MATTERS	19

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS		20

1	DIRECTORS’ BIOGRAPHIES	20

2	ADDITIONAL DISCLOSURE RELATING TO DIRECTORS	27

3	DIRECTOR COMPENSATION	27

3.1	COMPENSATION POLICY	27
3.2	DIRECTORS PEER GROUP	27
3.3	DIRECTOR COMPENSATION PROGRAM	28
3.4	BOARD ANNUAL RETAINER	28
3.5	SUMMARY COMPENSATION TABLE	29
3.6	DIRECTOR SHAREHOLDING POLICY	30
3.7	EQUITY OWNERSHIP	30

Prometic Life Sciences Inc.
Page | 2	2019 Management Information Circular

3.7.1	Outstanding Option-Based Awards	30
3.7.2	Value of Option-Based Awards Vested or Earned during the 2018 Financial Year	32

EXECUTIVE COMPENSATION		33

1	2018 PERFORMANCE HIGHLIGHTS	33

2	OVERSIGHT AND PHILOSOPHY	34

3	OUR KEY COMPENSATION DECISIONS FOR 2018	34

4	ENGAGEMENT WITH SHAREHOLDERS	34

5	OUR GOVERNANCE PRACTICES	35

6	2018 NEOS COMPENSATION AT-A-GLANCE	35

COMPENSATION DISCUSSION AND ANALYSIS		37

1	COMPENSATION OBJECTIVES	37

2	SETTING EXECUTIVE COMPENSATION	38

2.1	COMPENSATION PRINCIPLES	38
2.2	ROLE OF THE HR AND COMPENSATION COMMITTEE IN SETTING EXECUTIVE COMPENSATION	38
2.3	ROLE OF MANAGEMENT	38
2.4	ROLE OF COMPENSATION CONSULTANTS	38

3	NEOS PEER GROUP	39

4	SUMMARY OF COMPENSATION POLICY AND COMPONENTS	40

4.1	BASE SALARY	40
4.1.1	2018 Base Salary Decisions	40
4.2	SHORT TERM INCENTIVE PLAN	41
4.2.1	STIP Targets	41
4.2.2	2018 STIP Design	42
4.2.3	Calculation of 2018 STIP Awards	43
4.3	LONG-TERM INCENTIVE PLAN	43
4.3.1	Stock Option Plan	44
4.3.2	Restricted Share Unit Plan	44
4.3.3	2018 Annual LTIP Grants	45
4.3.4	Payouts in 2018 from 2016-2018 Long-Term Incentive Plan	46
4.3.5	Burn Rate	46
4.4	OTHER BENEFITS	47

5	SHARE OWNERSHIP REQUIREMENTS FOR THE NEOS	47

6	CLAWBACK POLICY	47

7	RISK OVERSIGHT	47

8	SHAREHOLDER RETURN PERFORMANCE GRAPH	48

9	SUMMARY COMPENSATION TABLE	50

10	OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	52

11	EQUITY-BASED AWARD – VALUE VESTED OR EARNED DURING THE YEAR	53

12	SEVERANCE AND OTHER TERMINATION BENEFITS	53

13	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	54

14	STOCK OPTIONS	54

15	RESTRICTED SHARE UNITS	55

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 3

16	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	55

16.1	AGGREGATE INDEBTEDNESS	55
16.2	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	55

17	DIRECTORS AND OFFICERS LIABILITY INSURANCE	56

18	INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS	56

STATEMENT OF CORPORATE GOVERNANCE PRACTICES		57

1	BOARD OF DIRECTORS	57

1.1	BOARD MANDATE	57
1.2	INDEPENDENCE	57
1.3	CHAIR OF THE BOARD & LEAD INDEPENDENT DIRECTOR	58
1.4	DIRECTORS SERVING TOGETHER	58
1.5	MEETINGS	58
1.5.1	Sessions without Management	58
1.5.2	Sessions without Non-Independent Directors	58
1.5.3	Director Tenure	59
1.5.4	Nomination of Directors	59
1.5.5	Position Descriptions	60
1.5.6	Orientation and Continuing Education	60

2	STANDING COMMITTEES	60

2.1	THE AUDIT, RISK AND FINANCE COMMITTEE	61
2.2	THE NEW HR AND CORPORATE GOVERNANCE COMMITTEE	62
2.2.1	Board Assessments	63
2.3	STANDING COMMITTEES’ CHARTERS	64

3	OTHER COMMITTEES	64

3.1	PLASMA STRATEGY DEVELOPMENT AND ASSET MONETIZATION COMMITTEE	64
3.2	DEFENSE STRATEGY COMMITTEE	64

4	DIRECTOR SELECTION PROCESS	64

5	DIVERSITY	64

5.1	BOARD AND SENIOR MANAGEMENT	64
5.2	EQUAL OPPORTUNITIES POLICY	65

6	SUCCESSION PLANNING	65

7	CODE OF ETHICS AND BUSINESS CONDUCT	65

8	SHAREHOLDER PROPOSALS	66

9	ADDITIONAL INFORMATION	66

10	DIRECTORS’ APPROVAL	67

SCHEDULE “A” BOARD OF DIRECTORS MANDATE		68

SCHEDULE “C” SUMMARY OF RSU PLAN		76

SCHEDULE “D”	APPROVAL OF THE OMNIBUS INCENTIVE PLAN	80

SCHEDULE “E” SHARE CONSOLIDATION		81

SCHEDULE “F” APPOINTMENT OF AUDITORS		82

SCHEDULE “G”	NOTICE OF CHANGE OF AUDITOR	83

Prometic Life Sciences Inc.
Page | 4	2019 Management Information Circular

NOTICE OF 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

1	Notice of meeting

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders (the “Meeting”) of Prometic Life Sciences Inc. (the “Corporation” or “Prometic”) will be held on Wednesday, June 19, 2019 at 10:30 a.m. (Montreal time) at the Centre Mont-Royal, Room Cartier 1 & 2, 2200, rue Mansfield, Montreal, Quebec, Canada for the following purposes:

1

to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2018 and the auditors’ report thereon (for details, see subsection “Financial Statements and Auditor’s Report” under the “Business of the Meeting” section of the management information circular of the Corporation dated May 7, 2019 (the “Management Information Circular”));

2	to elect the directors for the ensuing year (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Management Information Circular);

3

to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Management Information Circular);

4

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “D” to the Management Information Circular, to approve the Omnibus Incentive Plan of the Corporation (the “Omnibus Incentive Plan”) (for details, see subsection “Omnibus Incentive Plan” under the “Business of the Meeting” section of the Management Information Circular);

5

to consider and, if deemed advisable, pass a special resolution (the “Consolidation Resolution”), the full text of which is reproduced in Schedule “E” to the Management Information Circular, authorizing the Board of Directors of the Corporation (the “Board”) to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding common shares of the Corporation (the “Common Shares”), on the basis of a consolidation ratio to be selected by the Board within a range between seven hundred fifty (750) pre-consolidation Common Shares for one (1) post-consolidation Common Share and one thousand two hundred fifty (1250) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Share Consolidation”), effective as at the discretion of the Board (for details, see subsection “Share Consolidation” under the “Business of the Meeting” section of the Management Information Circular); and

6	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

1.1	Notice-and-Access

This year, as permitted by Canadian securities regulators, you are receiving this notification as the Corporation has decided to use the “notice-and-access” mechanism for delivery to the shareholders of this notice of annual and special meeting of shareholders, the Management Information Circular and other proxy-related materials (the “Meeting Materials”) as well as the annual audited consolidated financial statements of the Corporation for the financial year ending December 31, 2018, together with the independent auditor’s report thereon and related management’s discussion and analysis (together, the “Financial Statements”). Notice-and-access is a set of rules that allows issuers

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 5

to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Corporation’s Meeting. However, instead of a paper copy of the Meeting Materials and the Financial Statements, shareholders receive a notice which contains information on how they may access the Meeting Materials and the Financial Statements online and how to request a paper copy. The use of notice-and-access will directly benefit the Corporation by substantially reducing its printing and mailing costs and is more environmentally friendly as it reduces paper use.

1.2	How to access the Meeting Materials and the Financial Statements

1.3	How to request a paper copy of the Meeting Materials and of the Financial Statements

1.3.1	Before the Meeting

If your name appears on a share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting Materials and the Financial Statements at no cost to you by calling Computershare toll-free, within North America – 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting Materials and the Financial Statements from Broadridge at no cost to you up to one year from the date the Management Information Circular or the date of the Annual Financial Statements was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time which is set for June 17, 2019 at 5:00 p.m. (Eastern Time) in order to receive the Meeting Materials and the Financial Statements in advance of such date and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on June 5th, 2019.

1.3.2	After the Meeting

By telephone at 1-888-959-4007 or online at www.prometic.com/contact us. A copy of the Meeting Materials and the Financial Statements will be sent to you within ten (10) calendar days of receiving your request.

Prometic Life Sciences Inc.
Page | 6	2019 Management Information Circular

1.4	Voting

1.4.1	Registered shareholder

If you are a registered shareholder, you may vote your Common Shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy on how to vote using these methods. You may also vote in person by presenting yourself at the Annual and Special Meeting of Shareholders to a representative of Computershare. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

1.4.2	Non-registered shareholder

Non-registered shareholders should refer to the instructions on the separate voting instruction form sent by the shareholder’s nominee. To vote in person at the Meeting, the non-registered shareholder must insert its own name in the space provided on the request for voting instructions provided by the nominee to appoint himself/herself as proxy holder and follow the instructions of the nominee.

The record date for determination of shareholders entitled to receive notice of and to vote at the Meeting is May 10, 2019.

The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the telephone or over the Internet is 5:00 p.m. (Eastern Time) on June 17, 2019.

1.5	Questions

1.5.1	Registered shareholder

If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Computershare at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

1.5.2	Non-registered shareholder

Any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Broadridge Investor Communication Solutions at 1-855-887-2244.

By order of the Board of Directors,

(s) Patrick Sartore

Patrick Sartore

Chief Legal Officer and Corporate Secretary

Laval, Québec, this 7th day of May, 2019

IMPORTANT

If you cannot attend the Meeting personally, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any reconvened meeting following its adjournment or postponement.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 7

Crisis consists precisely in the fact that the old is dying and the new cannot be born; in this interregnum a great variety of morbid symptoms appear.

Antonio Gramsci, 1930

Dear Shareholders:

April 23, 2019 reminded me of Antonio Gramsci’s famous observation, noted above. On that day, our company’s long and debilitating attempt to advance innovative and potentially life-saving therapies while hampered by ineffective execution finally reached its conclusion. The attempt ended because it could not continue from a financial standpoint. It also ended because those suffering from grave illnesses targeted by our therapies needed Prometic to survive and deliver on its promise. From crisis, Prometic has emerged revivified.

On April 23, 2019, Prometic recapitalized its balance sheet and implemented a series of measures to finance future growth, attract talent and improve governance – in short, to enable our business to reach its potential. Our secured debts were exchanged for common shares, Thomvest Asset Management and our new shareholder, Consonance Capital Management, invested $75 million, and our company found itself on sound financial ground. On that day, we also appointed Kenneth Galbraith as our new Chief Executive Officer. These transactions occurred because Thomvest and Consonance believe that our company has a valuable therapeutic pipeline to advance and commercialize and that Mr. Galbraith has the competence and vision to execute its strategy. As you get to know Ken, I am confident you will share our excitement about his potential to create value for Prometic shareholders.

We would like to welcome Gary Bridger, Neil Klompas and Timothy Wach to our board of directors. We believe Gary, Neil and Tim will add real value to Prometic. In 2019, we plan to add one or two additional new board members in connection with our proposed US listing. On behalf of all shareholders, I also give thanks to our departing board member, Paul Mesburis, for his service to the company, as well as to Simon Best, our new Lead Independent Director, for his leadership through difficult times and continued board service.

Prometic’s recapitalization and related measures resulted in significant dilution to our common shareholders and a reduction in the value in their shares. These losses were minor for some shareholders and material for others. However unfortunate, these measures and resultant losses were unavoidable and necessary in the circumstances to recapitalize Prometic’s balance sheet, obtain capital and recruit the executive talent required for our company to succeed. To dispel any confusion on this issue, let me be clear: the only alternative to these measures was insolvency and complete ruin for our shareholders. The company has attempted to mitigate this loss by undertaking a previously announced rights offering to enable our shareholders to acquire common shares at the same per share price paid by Thomvest and Consonance. We hope that after learning more from Mr. Galbraith about his plan for our company, you will consider renewing your support for Prometic. Of course, this is your decision alone to make.

It is a great privilege and responsibility to steward another’s capital and we will endeavour to realize Prometic’s potential value. Thank you for your continued support of the company.

Yours very truly,

(s) Stefan Clulow

Stefan Clulow
Chair of the Board of Directors

Prometic Life Sciences Inc.
Page | 8	2019 Management Information Circular

VOTING AND PROXIES

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by or on behalf of the management of Prometic Life Sciences Inc. (the “Corporation”, “Prometic” or “We”) to all shareholders of the Corporation, for use at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held on Wednesday, June 19, 2019 at the time and place and for the purposes set forth in the notice of meeting (the “Notice of Meeting”) and at any adjournment or postponement thereof. The information contained herein is given as at May 7, 2019, except as indicated otherwise. The solicitation will be made by mail but proxies may also be solicited personally or by telephone, by directors, officers or employees of the Corporation. The costs of this solicitation of proxies will be borne by the Corporation.

1	Notice-and-access

This year, as permitted by Canadian securities regulators, the Corporation has decided to use the “notice-and-access” mechanism for delivery to its shareholders of the Notice of Meeting, the Circular and other proxy-related materials (the “Meeting Materials”) as well as the annual audited consolidated financial statements of the Corporation for the financial year ending December 31, 2018, together with the independent auditor’s report thereon and related management’s discussion and analysis (together, the “Financial Statements”). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Corporation’s Meeting. However, instead of a paper copy of the Meeting Materials and the Financial Statements, shareholders receive a notice which contains information on how they may access the Meeting Materials and the Financial Statements online and how to request a paper copy. The use of notice-and-access will directly benefit the Corporation by substantially reducing its printing and mailing costs and is more environmentally friendly as it reduces paper use.

1.1	How to access the Meeting Materials and the Financial Statements

In this Circular, unless otherwise specified or the context otherwise indicates, all amounts are expressed in Canadian dollars; reference to the singular shall include the plural and vice versa; the masculine shall include the feminine and vice versa.

1.2	Appointment and Revocation of Proxies

The persons proposed as proxies in the accompanying Form of Proxy are directors of the Corporation. A shareholder desiring to appoint some other person (who does not need to be a shareholder of the Corporation) to represent him at the Meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person’s name in the space provided or by completing another appropriate Form of Proxy and, in either case, by delivering the completed proxy or proxies to the Corporate Secretary of the Corporation or to its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 9

An individual shareholder must sign his name on the Form of Proxy exactly as the shares are registered.

For a corporation or other legal entity, the Form of Proxy must be signed by a duly authorized officer or attorney of the shareholder. If shares are registered in the name of an executor, administrator or trustee, the Form of Proxy must be signed exactly as the shares are registered.

If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the Form of Proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the heading “Instructions for Non-Registered Shareholders” in this Circular and carefully follow the instructions of their intermediaries.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Corporate Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

1.3	Instructions for Non-Registered Shareholders

The information set forth in this section is of significant importance to shareholders, as many of them hold their common shares (“Common Shares”) through brokers and their nominees and not in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered under the name of the shareholder of the Corporation. Such Common Shares will more likely be registered under the name of “CDS and Co.”, as depository. Common Shares held by brokers or their nominees can only be voted (FOR or AGAINST any resolution or withhold from voting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

The applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The voting instruction form that is supplied to a Beneficial Shareholder by its broker is similar to the Form of Proxy provided to registered shareholders; however, the purpose of the voting instruction form is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a voting instruction form from an intermediary (the “Voting Instruction Form”) cannot use that proxy form to vote Common Shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the Common Shares voted. A Beneficial Shareholder who wants to attend the Meeting and vote in person should carefully follow the instructions set forth in the Voting Instruction Form.

Unless otherwise indicated in this Circular, the form of proxy and the Notice of Meeting attached hereto, shareholders shall mean registered holders.

1.4	Exercise of Discretion by Proxy Holders

The Common Shares in respect of which the persons are named in the enclosed Form of Proxy will be voted or withheld from voting, on any ballot that may be called for, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such Common Shares will be voted IN FAVOUR of the matters set forth in the Notice of Meeting.

Prometic Life Sciences Inc.
Page | 10	2019 Management Information Circular

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly be brought before the Meeting. At the date of this Circular, management is not aware of any such amendment or other matter to be presented for action at the Meeting. If such amendments, variations or other business are properly presented for action at the Meeting or at any adjournment or postponement thereof, the persons designated in the enclosed Form of Proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such amendment or matters.

1.5	Voting Rights, Voting Shares and Principal Holders Thereof

1.5.1	Voting Rights and Voting Shares

As at May 7, 2019, 20,720,605,452 Common Shares were issued and outstanding, each carrying the right to one vote per Common Share. Except as hereinafter provided, at the Meeting, each holder of Common Shares shall be entitled to one vote for each such share registered in the holder’s name on May 10, 2019 (the “record date”).

Except for the Consolidation Resolution required to approve the Share Consolidation, the affirmative vote of a majority of the votes cast by the shareholders present in person or by proxy at the Meeting is required for the approval of all matters to be presented to shareholders at the Meeting. As for the Consolidation Resolution, the affirmative vote of at least two-thirds of the votes cast by the shareholders present in person of by proxy at the Meeting is required for such resolution to be approved.

The voting rights attached to the issued and outstanding Common Shares represent 100% of the aggregate voting rights attached to the Corporation’s issued and outstanding securities.

1.5.2	Principal Holders of Securities

As at May 7, 2019, to the knowledge of the Corporation’s directors and officers, no person other than the persons listed below beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than ten percent (10%) of the voting rights attached to the voting securities of the Corporation.

Name	Class of Securities	Number of Securities	% of Common Shares Issued and Outstanding
Structured Alpha LP	Common Shares	16,718,235,701	80.68%
Consonance(1)	Common Shares	3,287,310,980	15.87%

(1)	Being Consonance Capital Master Account LP (3,029,868,836) and P Consonance Opportunities LTD (257,442,144)

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 11

Business of the meeting

1	Financial Statements and Auditor’s Report

The consolidated financial statements of the Corporation for the financial year ended on December 31, 2018 and the auditors’ report thereon will be presented at the Meeting, but no vote thereon is required or expected. These consolidated financial statements are reproduced in the Corporation’s 2018 Annual Report which was sent to registered shareholders who informed the Corporation in writing that a copy of the consolidated financial statements was wanted and to the Beneficial Shareholders who requested a copy of such document. The Corporation’s 2018 Annual Report is available on SEDAR (www.sedar.com) as well as on the Corporation’s website (www.prometic.com).

2	Election of Directors

The restated articles of incorporation of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) shall be made up of a minimum of three and a maximum of fifteen directors.

Seven directors will be proposed for election at the Meeting to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Four of the nominees listed herein are current directors of the Corporation. See Section “Nominee for Election to the Board of Directors” for additional information on each of the nominee directors.

2.1	Majority Voting Policy

The Corporation has a Majority Voting Policy that applies to uncontested elections whereby any nominee for election as a director at the annual meeting of shareholders, for whom the number of votes withheld exceeds the number of votes cast in his or her favor (50% + 1 vote), will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation as director of the Corporation. Each nominee for election as a director signs a conditional letter of resignation, which automatically becomes effective following an uncontested election where said nominee receives a number of votes withheld which exceeds the number of votes cast in his or her favor (50% + 1 vote). The Board shall accept the resignation absent the exceptional circumstances expressly described in the Majority Voting Policy regarding quorum of directors for a Board meeting. In the exceptional circumstances where the Board does not accept the resignation of the director, the director(s) who tendered their resignations will not be permitted to (i) participate in any discussions, deliberations or actions by the Board of Directors with respect to his/her own resignation and (ii) participate to any Board and/or committee meetings, unless his/her presence is required to attain quorum; and such director will not be nominated for election the following year. The Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation.

Unless instructed to withhold the vote in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the election of each of the nominees listed in the Section “Nominees for Election to the Board of Directors”. Management is not aware that any of such nominees would be unwilling or unable to serve as director if elected. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if a shareholder authorizes the persons proposed as proxies in the accompanying Form of Proxy to act as proxy holder at the Meeting, such persons reserve the discretionary right to vote for other management nominees, unless directed to withhold from voting.

By filling in the accompanying Form of Proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Prometic Life Sciences Inc.
Page | 12	2019 Management Information Circular

3	Appointment of Auditors

The current auditors, Ernst & Young LLP, have served as auditors of the Corporation since May 2010.

The audit fees, audit-related fees, tax fees and all other fees billed by Ernst & Young LLP to the Corporation during the last financial year and during the financial year spanning from January 1, 2017 to December 31, 2017 (the “2017 Financial Year”) are set out under the heading “External Auditor Services Fees” in the Annual Information Form (the “2018 AIF”) of the Corporation for the financial year ended December 31, 2018 (the “2018 Financial Year”). The 2018 AIF is available on SEDAR (www.sedar.com) as well as on the Corporation’s website (www.prometic.com).

The Board have decided that Ernst & Young LLP, will not stand for reappointment as auditors given their non-audit business relationship with a corporation under common control with Structured Alpha LP, our principal and controlling shareholder. The Corporation is proposing to appoint PricewaterhouseCoopers LLP as auditors until the next annual meeting of shareholders of the Corporation or until their successors are appointed. In connection with this proposed change, please see the enclosed Notice of Change of Auditor attached to this Circular as Schedule “G”. The Corporation has not yet received the letters from Ernst & Young LLP and PricewaterhouseCoopers LLP. The complete change of auditor reporting package will be filed on SEDAR at www.sedar.com. Shareholders will be asked to vote for an ordinary resolution (in substantially the form attached to this Circular as Schedule “F”) to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation until the end of the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration.

The Board unanimously recommends that shareholders vote “FOR” the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are appointed and to vote to authorize the Board to fix the auditors’ remuneration. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are appointed and to vote to authorize the Board to fix the auditors’ remuneration.

4	Omnibus Incentive Plan

Prometic established, on November 4, 1997, a Stock Option Plan (the “Option Plan”), which was amended from time to time thereafter. This Option Plan provided that a maximum of 40,634,585 Common Shares may be issued thereunder. A summary of the Option Plan is found at Schedule “B”. Prometic also established, on May 6, 2009, a Restricted Share Unit Plan (the “RSU Plan”) which was amended from time to time thereafter. The RSU Plan provided that a maximum of 38,360,248 Common Shares may be issued thereunder. A summary of the RSU Plan is found at Schedule “C”.

On May 7, 2019, the Board adopted, subject to approval by Prometic’s shareholders at the Meeting and the Toronto Stock Exchange (the “TSX”), a certain incentive plan (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan is a long-term incentive plan that permits the grant of stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to directors, executive officers, employees and consultants of the Corporation and its subsidiaries (collectively, the “Eligible Individuals”).

The Omnibus Incentive Plan is designed to, among other things, promote a proprietary interest in the Corporation among Eligible Individuals and to align the interests of such individuals with the interests of shareholders post-Restructuring Transaction (as defined under “Executive Compensation” below). The Omnibus Incentive Plan, if approved, will also help to streamline the administration of long-term incentive awards, as all new awards granted by the Corporation will be governed by a single plan.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, approve an ordinary resolution approving the Omnibus Incentive Plan (the “Omnibus Incentive Plan Resolution”). The full text of the Omnibus Incentive Plan Resolution is attached to this Circular as Schedule “D”. In order to be adopted, the Omnibus Incentive

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 13

Plan Resolution requires a majority of the votes cast, in person or by proxy, at the Meeting by shareholders of the Corporation. The Board believes that the Omnibus Incentive Plan is in the best interest of the Corporation and its shareholders and unanimously recommends that shareholders vote “FOR” the Omnibus Incentive Plan Resolution. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the Omnibus Incentive Plan Resolution.

If the Omnibus Incentive Plan Resolution is passed, the Omnibus Incentive Plan will replace the Corporation’s Option Plan and RSU Plan (collectively with the Option Plan, the “Prior Plans”, the terms of which are summarized in Schedule “B” and Schedule “C” to this Management Information Circular) in respect of future awards, and no new awards will be granted under such Prior Plans. Outstanding awards granted pursuant to the Prior Plans will continue to be governed by the terms of such Prior Plans until such awards are exercised, expire, or are otherwise terminated or cancelled. If the Omnibus Incentive Plan is not approved by our shareholders at the Meeting, the Omnibus Incentive Plan will terminate in its entirety.

In connection with the proposed Omnibus Incentive Plan, the Board is seeking approval for 3,749,714,100 Common Shares to be made available for issuance pursuant to awards granted under the Omnibus Incentive Plan. Common Shares issuable pursuant to awards granted under the Omnibus Incentive Plan that expire, or are terminated, forfeited or cancelled, will again be available for issuance pursuant to awards subsequently granted under the Omnibus Incentive Plan. The number of Common Shares available for issuance pursuant to awards granted under the Omnibus Incentive Plan will be subject to adjustment in the event of a share split, share dividend, reverse share split, reorganization, share combination, recapitalization or similar event affecting the capital structure of the Corporation.

Terms of the Omnibus Incentive Plan

The Omnibus Incentive Plan will allow for a variety of equity-based awards that provide different types of incentives to be granted to our directors, executive officers, employees and consultants, including options, RSUs and PSUs, (collectively referred to as “awards”). The Board will initially be responsible for administering the Omnibus Incentive Plan, and may delegate its responsibilities thereunder.

The Board, in its sole discretion, will from time to time designate the directors, executive officers, employees and consultants of the Corporation and its subsidiaries to whom awards shall be granted and determine, if applicable, the number of Common Shares to be covered by such awards and the terms and conditions of such awards. Other than as determined and approved by the Board at the time of grant, each award granted under the Omnibus Incentive Plan shall not be assignable or transferable.

Shares Reserved for Issuance

The maximum number of Common Shares reserved for issuance under the Omnibus Incentive Plan will be 3,749,714,100. Common Shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

Insider Participation Limit

The aggregate number of Common Shares issuable to insiders and their associates at any time under the Omnibus Incentive Plan and any other proposed or established share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares, and the aggregate number of Common Shares issued to insiders and their associates under the Omnibus Incentive Plan and any other proposed or established share compensation arrangements within any one-year period shall not exceed 10% of the issued and outstanding Common Shares.

Options

All options granted under the Omnibus Incentive Plan will have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the Common Shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the Common Shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.

Prometic Life Sciences Inc.
Page | 14	2019 Management Information Circular

Subject to any vesting conditions set forth in a participant’s grant agreement, an option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the option. The Omnibus Incentive Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a “cashless exercise” or a “net exercise” in respect of options.

Share Units

The Board is authorized to grant RSUs and PSUs evidencing the right to receive Common Shares (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan.

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement.

Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date.

Dividend Share Units

If, as the case may be, dividends (other than share dividends) are paid on the Common Shares, additional share unit equivalents (“Dividend Share Units”) will be automatically granted to each participant who holds RSUs or PSUs on the record date for such dividends, and be subject to the same vesting or other conditions applicable to the related RSUs or PSUs, as applicable. The Corporation does not currently anticipate paying dividends on the Common Shares.

General Conditions applicable on Termination

Upon a participant ceasing to be an Eligible Individual for cause (which includes gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s code of business conduct and ethics and any other reason determined by the Corporation to be cause for termination in accordance with applicable law), any awards granted to such participant, whether vested or unvested on the termination date, shall terminate automatically and become void immediately on the termination date. Upon a participant ceasing to be an Eligible Individual as a result of his or her resignation from the Corporation or its subsidiary, as applicable, or in the case of termination without cause, (i) a portion of the PSUs and/or RSUs granted to such participant under the Omnibus Incentive Plan will immediately vest and be settled (based on the vesting terms up to the termination date, as determined in the final and sole discretion of the Board), (ii) all unvested options will be forfeited on the termination date, and (iii) vested options will remain exercisable until the earlier of (A) thirty (30) days after the termination date or the expiry date of the options, after which time all options will expire, in the case of the individual’s resignation or (B) ninety (90) days after the termination date or the expiry date of the options, after which time all options will expire, in the case of termination without cause. Upon a participant’s termination of employment as a result of death or disability, (i) all rights, title and interest in options granted to such participant under the Omnibus Incentive Plan, which are unvested on the termination date, will continue to vest in accordance with the terms of this Omnibus Incentive Plan and the participant’s grant agreement for a period of up to two years, subject to the underlying options’ expiry date, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date and (B) the expiry date of the options, after which time all options will automatically expire, and (iii) a portion of PSUs and/or RSUs granted to the participant under the Omnibus Incentive Plan will immediately vest on the termination date and be settled.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 15

Adjustments

In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Common Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Trigger Events; Change of Control

The Omnibus Incentive Plan will provide that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of the award, subject to the terms of the participant’s grant agreement. A participant’s grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. The Board may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted or that the period relating to RSUs and PSUs does not exceed three years. Similarly, in the event of a change of control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.

Amendments and Termination

The Board will be entitled to suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the TSX or any other regulatory body having authority over the Corporation, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of the TSX, the Board may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Incentive Plan or any outstanding award:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment to the terms and conditions of grants of awards, the quantity, type of award, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards;

•	any amendment which accelerates the date on which any award may be exercised or payable under the Omnibus Incentive Plan;

•	any amendment to the definition of an eligible participant under the Omnibus Incentive Plan;

Prometic Life Sciences Inc.
Page | 16	2019 Management Information Circular

•	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;

•

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

•	any amendment regarding the administration of the Omnibus Incentive Plan;

•	any amendment to add a provision permitting the grant of awards settled otherwise than with Common Shares issued from the treasury;

•	any amendment to add a cashless exercise feature or net exercise procedure;

•	any amendment to add a form of financial assistance; and

•	any other amendment that does not require the approval of the holders of Common Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, the Board shall be required to obtain shareholder approval to make the following amendments:

•	any increase in the maximum number of Common Shares that may be issuable pursuant to the Omnibus Incentive Plan;

•

except for adjustments permitted by the Omnibus Incentive Plan, any reduction in the exercise price of an award or any cancellation of an award and replacement of such award with an award with a lower exercise price, to the extent such reduction or replacement benefits an insider;

•	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;

•	any increase in the maximum number of Common Shares that may be issuable to insiders pursuant to the insider participation limit;

•

any amendment which increases the maximum number of common shares that may be issuable upon exercise of options intended to meet the requirements of Section 422 of the United States Internal Revenue Code of 1986 (the “Incentive Stock Options”) or modifies the definition of Eligible Participant used for purposes of determining eligibility for the grant of an Incentive Stock Option; and

•	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Except as specifically provided in a grant agreement approved by the Board, awards granted under the Omnibus Incentive Plan are generally not transferable other than by will or the laws of succession.

The Corporation currently does not provide any financial assistance to participants under the Omnibus Incentive Plan.

5	Share Consolidation

At the Meeting, shareholders will be asked to consider a special resolution (the “Consolidation Resolution”), authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board within a range between seven hundred fifty (750) pre-consolidation Common Shares for one (1) post-consolidation Common Share and one thousand two hundred fifty (1250) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Share Consolidation”), effective as at the discretion of the Board. For illustrative purposes, as of the date hereof, the number of Common Shares issued and outstanding would equal 27,627,473 if the consolidation were to be effected with the seven hundred fifty (750) for one ratio and 16,576,484 in the case of the one thousand two hundred fifty (1250) for one ratio. If the Consolidation Resolution is approved, the date of the Share Consolidation will be determined at the discretion of the Board, provided that such date shall be before June 20, 2020 (the “Effective Time”).

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 17

As disclosed in the 2018 Management Information Circular, the Corporation is continuing to prepare for a secondary listing of its Common Shares on NASDAQ. Consequently, the Corporation has continued to build relationships with financial advisors to provide advice as part of a potential listing on NASDAQ.

The Board proposes to reduce the number of Common Shares of the Corporation in order, amongst other things, to improve the ability for institutional investors to purchase Common Shares of the Corporation and in anticipation of a cross-listing on a U.S. exchange at some time in the future. The Board believes that it is in the best interests of the Corporation and the shareholders to reduce the number of outstanding Common Shares by way of the Share Consolidation, because, amongst other things, it will (a) enable those whose interest in Common Shares is less than within a range between 750 and 1250 pre-consolidation Common Shares, and therefore having an amount of Common Shares that is practically untradeable, to receive a return of capital in consideration for the cancellation of their Common Shares; and (b) facilitate a listing on a U.S. exchange by raising the share price to an appropriate level and position the Common Shares in the best possible manner to attract investor interest from the United States and other jurisdictions.

Furthermore, the Board believes that the Corporation and the shareholders will benefit from the reduced number of Common Shares and from the listing of the Common Shares on a U.S. exchange.

If the Share Consolidation would otherwise result in a person with an interest in Common Shares being entitled to less than one (1) post-consolidation Common Share following the Share Consolidation under the Consolidation Resolution:

(i)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to less than 75% of a whole post-consolidation Common Share, the Corporation intends, pursuant to the Share Resolution, for the Corporation to buy the fraction and send payment to the holder (except for amounts of C$5 or less, which shall be retained for the benefit of the Corporation). The price to be paid for a fraction will be based on the average closing price of the Common Shares on the TSX for the five trading days immediately prior to the Effective Time (the “Average Closing Price”) and shall result in payment for each whole pre-consolidation Common Share held prior to the Share Consolidation which together constitute the fraction; or

(ii)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to 75% or more of a whole post-consolidation Common Share, the Corporation intends, pursuant to the Share Resolution, for the Corporation to round up to one whole Common Share.

If the Share Consolidation would otherwise result in a person with an interest in Common Shares being entitled to post-consolidation Common Share(s) and to fractional post-consolidation Common Share(s), the Corporation intends, pursuant to the Share Resolution:

(i)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to less than 75% of a whole post-consolidation Common Share, the Corporation intends, pursuant to the Share Resolution, for the Corporation to buy the fraction and send payment to the holder (except for amounts of C$5 or less, which shall be retained for the benefit of the Corporation). The price to be paid for a fraction will be based on the Average Closing Price and shall result in payment for each whole pre-consolidation Common Share held prior to the Share Consolidation (other than the pre-consolidation Common Shares consolidated into post-consolidation Common Shares) which together constitute the fraction; or

(ii)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to 75% or more of a whole post-consolidation Common Share, the Corporation intends, pursuant to the Share Resolution, for the Corporation to round up to one whole Common Share.

Prometic Life Sciences Inc.
Page | 18	2019 Management Information Circular

Although shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future to be determined by the Corporation if and when it is considered to be in the best interest of the Corporation to implement the Share Consolidation. The Board may determine not to implement the Share Consolidation at any time after the Meeting without further action on the part of or notice to the shareholders.

There can be no assurance whatsoever that any increase in the market price per Common Share will result from the proposed Share Consolidation and there is no assurance whatsoever that the Common Shares of the Corporation will be listed on NASDAQ.

If the proposed Share Consolidation is approved by the shareholders and all regulatory requirements are complied with, including the approval of the TSX, and implemented by the Board, following the announcement by the Corporation of the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, Computershare Trust Company of Canada, containing instructions on how to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

To be effective, the Canada Business Corporations Act (the “CBCA”) requires that the Consolidation Resolution be approved by a special resolution of the shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by shareholders present in person or by proxy at the Meeting. In addition to the approval of the shareholders, the Share Consolidation requires the approval of the TSX. The Corporation will apply to the TSX for conditional approval of the proposed Share Consolidation, which approval is subject to the Corporation fulfilling standard listing conditions. If the Corporation obtains shareholder approval, the Consolidation Resolution would be valid for one year, starting June 20, 2019.

The full text of the Consolidation Resolution approving the proposed Share Consolidation is attached to this Circular as Schedule “E”.

The Board believes that the proposed Share Consolidation is in the best interest of the Corporation and its shareholders and unanimously recommends that shareholders vote “FOR” the Consolidation Resolution. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the Consolidation Resolution.

This description of the reasons and the procedure for a Share Consolidation shall not constitute an offer of securities or a definitive statement regarding the potential offering of securities as part of a secondary listing on NASDAQ.

6	Other Matters

Management is not aware of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 19

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

1	Directors’ Biographies

The following tables set forth the name and place of residence of each individual proposed to be nominated at the Meeting for election as a director of the Corporation, as well as each individual’s position within the Corporation (where applicable), their period of service as director, their age, information relating to committee membership, independence, meeting attendance, principal occupation within the five preceding years and the number of securities of the Corporation beneficially owned or controlled, directly or indirectly, by each such individual. The information related to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been provided by the respective proposed directors individually, as at May 7, 2019.

Stefan Clulow

Ontario, Canada

Age: 48

Director since 2014

Non-independent

2018 AGM Voting Results:

	%	#
For:	94.42	265,268,033
Withheld:	5.58	15,662,574

Value of Total Compensation Received as Director:

Financial Year		Value ($)
2017		128,888
2018		157,500

Mr. Stefan Clulow is Chair of the Board of Directors of Prometic. Mr Clulow is also Managing Director and Chief Investment Officer of Thomvest Asset Management, a private investment firm. Mr. Clulow sits on the boards of a number of private companies and charitable organizations.

Mr. Clulow received a B.A. and an LL.B. from McGill University. He is a member of the State Bar of California and the Law Society of Ontario.

Mr. Stefan Clulow was designated by SALP to sit on the Board, pursuant to the Restructuring Agreement (as defined below under “Executive Compensation”), which entitles SALP to designate two persons for election to the Board.

Ownership:

Common Shares	Stock Options	RSUs
90,000	470,204	—

Board/Committee Membership	Position Held	Meeting Attendance
Board	Member	6/6	100%
PSDAM Committee	Member	4/4	100%
Other Public Directorships in the Past 5 Years
None

Prometic Life Sciences Inc.
Page | 20	2019 Management Information Circular

Kenneth Galbraith

British Columbia, Canada

Age: 56

Director since 2016

Non-independent

2018 AGM Voting Results:

	%	#
For:	90.76	254,986,445
Withheld:	9.24	25,944,162

Value of Total Compensation Received as Director:

Financial Year	Value ($)
2017	142,994
2018	177,500

Mr. Kenneth Galbraith is Chief Executive Office of Prometic. He is also Managing Director of Five Corners Capital. He joined Ventures West as a General Partner in 2007 and led the firm’s biotech practice prior to founding Five Corners Capital in 2013 to continue managing the Ventures West investment portfolio. Mr. Galbraith is a well-known and active member of the North American life sciences community with over 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. Previously, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Starting in the biotech sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO when QLT’s market capitalization exceeded US$5 billion. He has served on the board of directors of several public and private biotechnology companies, including Zymeworks, Angiotech Pharmaceuticals (ANPI), Aquinox (AQXP), Alder Pharmaceuticals (ALDR), Tekmira (TKMR) and Cardiome Pharma (CRME). He currently serves on the Board of Directors of Macrogenics (MGNX) and Profound Medical.

Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia in 1985 and appointed a Fellow of the Chartered Accountants of BC in 2013.

Ownership:

Common Shares	Stock Options	RSUs
0	284,076	—

Board/Committee Membership	Position Held	Meeting Attendance
Board	Member	6/6	100%
HR and Compensation Committee	Member	6/6	100%
PSDAM Committee	Member	3/4	75%

Other Public Directorships in the Past 5 Years

Date	Company	Jurisdiction	Stock Exchange
2017-Current	Profound Medical	Ontario	TSX
2008-Current	Macrogenics	Delaware	NASDAQ
2008-2016	Zymeworks Inc.	British-Columbia	TSX/NYSE

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 21

Simon Geoffrey Best

Edinburgh, United Kingdom

Age: 62

Director since 2014

Independent

2018 AGM Voting Results:

	%	#
For:	87.25	245,117,480
Withheld:	12.75	35,813,127

Value of Total Compensation Received as Director:

Financial Year	Value ($)
2017	292,924
2018	297,674

Prof. Simon Best is Lead Independent Director of Prometic. He was Chairman of the Board from May 2014 to April 23, 2019, as well as President and Chief Executive Office by Interim from December 19, 2018 to April 23, 2019.

Prof. Best is a seasoned veteran of the global Lifescience Industry with experience, both as a Founder, Chief Executive Officer and Chairman or board member of entrepreneurial companies and as a Chairman or board member of major industry bodies and public sector institutions in the UK, USA, Europe, Asia and Latin America including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). He is also an experienced Angel, Venture Capital and Private Equity investor. In 1999, the World Economic Forum nominated him a Global Leader of Tomorrow and in 2000, a Technology Pioneer of the Year. In 1999, he was nominated as “Science and Technology Venturer of the Year” by the Financial Times. He was awarded the London Business School Alumni Achievement Prize in 2007. He holds an MBA from London Business School and an Honorary Doctorate and B.Mus from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh.

From November 2015 to December 2017, Prof. Best served on the board of Evofem Inc., a women’s health company based in San Diego. From March 2010 to August 2015, Prof. Best was the Chairman of Edinburgh BioQuarter with responsibility for company formation and technology transfer for the University of Edinburgh. In September 2015, this entity was replaced by Sunergos Innovations Limited. Sunergos was reabsorbed by the University in February 2017 after which Prof. Best continued to serve as a Senior Advisor. Prof. Best held also the position of Chief Executive Officer at Aquapharm Biodiscovery Ltd. (a company in the sector of drug discovery) from May 2010 to November 2012.

Ownership:

Common shares	Stock Options	RSUs
370,000	1,936,004	—

Board/Committee Membership

	Position Held	Meeting Attendance
Board	Chairman(1)	6/6	100%
Audit, Risk and Finance Committee	Member	5/5	100%
HR and Compensation Committee	Member	6/6	100%
Corporate Governance and Nominating Committee	Member	5/5	100%
PSDAM Committee	Chair	4/4	100%
Defense Strategy Committee	Chair	2/2	100%

Other Public Directorships in the Past 5 Years

None

(1)	Prof. Simon Best was Chairman of the Board until the appointment of Mr. Stefan Clulow as Chair of the Board on April 23, 2019. Prof. Best was appointed Lead Independent Director simultaneously.

Prometic Life Sciences Inc.
Page | 22	2019 Management Information Circular

Gary J. Bridger Washington, United States Age: 56 New Nominee Independent	Dr. Gary Bridger has served as a member of the board of directors of X4 Pharmaceuticals, Inc. since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. since 2013. Dr. Bridger previously served on the board of directors of Alder BioPharmaceuticals, Inc., a biopharmaceutical company, from 2013 to 2016. Dr. Bridger serves on the scientific advisory board of Alectos Therapeutics Inc., a biopharmaceutical company. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology.

Ownership:

Common Shares	Stock Options	RSUs
—	—	—

Other Public Directorships in the Past 5 Years

Date	Company	Jurisdiction	Stock Exchange
2013-present	Aquinox Pharmaceuticals, Inc.	British-Columbia	NASDAQ

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 23

Neil A. Klompas British Columbia, Canada Age: 47 New Nominee Independent	Mr. Neil A. Klompas joined Zymeworks Inc. in March 2007 where he currently serves as Chief Financial Officer. Prior to joining Zymeworks, he worked with KPMG LLP in Canada and the United States, most recently (from 2005 to 2007) with KPMG’s Pharmaceuticals, Biotechnology and Medical Device M&A Transaction Services practice in Princeton, New Jersey, where he advised on transactions including mergers, acquisitions, divestitures and strategic alliances. Prior to that, from 2000 to 2005 Mr. Klompas worked with KPMG’s Canadian Biotechnology and Pharmaceuticals practice. Mr. Klompas is a Chartered Professional Accountant and is a member of Chartered Professional Accountants of British Columbia. Mr. Klompas also holds a degree in Microbiology & Immunology from the University of British Columbia. He serves on the faculty advisory board for Biotechnology and Chemistry for Camosun College and as a member of the board of directors of Ovensa Inc., a private biotechnology company.

Ownership:

Common Shares	Stock Options	RSUs
—	—	—

Other Public Directorships in the Past 5 Years

Date	Company	Jurisdiction	Stock Exchange
2007-present	Zymeworks Inc.	British-Columbia	TSX/NYSE

Prometic Life Sciences Inc.
Page | 24	2019 Management Information Circular

Zachary Newton

Ontario, Canada

Age: 35

Director since December 13, 2018

Non-independent

Value of Total Compensation Received as Director:

Financial Year	Value ($)
2017	0
2018	37,782

Mr. Zachary Newton is a Director at Thomvest Asset Management, a private investment firm, where he is responsible for sourcing, executing and managing venture and non-venture investments. Mr. Newton also sits on the Board of Directors of ecobee Inc. and is actively involved with several community organizations, including as past Co-Chair of the Art Gallery of Ontario’s AGO Next program.

Mr. Newton received a J.D./M.B.A. from the University of Toronto and an B.A. (Honors) from Cornell University.

Mr. Newton was designated by SALP to sit on the Board, pursuant to the Restructuring Agreement,, which entitles SALP to designate two persons for election to the Board.

Ownership:

Common Shares	Stock Options	RSUs
2,000	129,612	—

Board/Committee Membership	Position Held	Meeting Attendance
Board	Member	1/1	100%

Other Public Directorships in the Past 5 Years

None

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 25

Timothy Steven Wach Ontario, Canada Age: 58 New Nominee Independent

Mr. Timothy Wach is Managing Director and Board Member of Taxand since January 2015. Mr. Wach is recognised as a leading Canadian lawyer in taxation and frequently publishes papers for research organisations and academic purposes. In 1989~~,~~ Mr. Wach joined Gowling Lafleur Henderson LLP, as an associate and was a partner from 1992 to 2014, where he specialised in mergers, acquisitions, financings and international tax with focus on the private equity and energy sectors. While a partner of Gowlings, Mr. Wach was on the Gowlings Executive Committee and served as leader of the Firm’s National Tax Practice Group and of the Toronto Tax Practice Group.

Mr. Wach also has extensive experience in government relations and tax policy, having twice served in the Tax Policy Branch of the Canadian Department of Finance in Ottawa, most recently as Director of Legislative Development and Chief Legislative Counsel from 2009 to 2011. In that role, he chaired the Interdepartmental Legislation Review Committee, the committee responsible for the preparation of Canada’s federal income tax legislation for submission to Parliament. He also appeared regularly as a witness on behalf of the Department of Finance before the House of Commons Standing Committee on Finance and the Senate Standing Committee on National Finance when those committees considered tax policy matters.

Ownership:

Common Shares	Stock Options	RSUs
—	—	—

Other Public Directorships in the Past 5 Years

None

Prometic Life Sciences Inc.
Page | 26	2019 Management Information Circular

2	Additional Disclosure Relating to Directors

To the knowledge of the Corporation as at the date hereof, none of the proposed directors:

•	is or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

•	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive office or chief financial officer;

•

is, as at the date hereof, or has been within ten years prior, a director or executive officer of any company (including the Corporation) that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

•

has not (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) entered into a settlement agreement with a securities regulatory authority; or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3	Director Compensation

3.1	Compensation Policy

The Directors of the Board (the “Directors”) have an active role in assisting the Corporation in defining its business strategies, implementing competitive compensation practices and promoting “best in class” governance practices that contribute to increasing shareholder value.

The Human Resources and Compensation Committee (the “HR and Compensation Committee”) was merged with the Corporate Governance and Nominating Committee on May 7, 2019. The new HR & Corporate Governance Committee will review the compensation paid to Directors against its peer group and recommends any adjustments deemed appropriate for approval by the Board in the first quarter of each year.

As a general rule, Directors who are executives of the Corporation do not receive any remuneration for serving as directors.

3.2	Directors Peer Group

In establishing a remuneration benchmark for the Board, the HR and Compensation Committee reviewed in December 2017 the compensation of directors of the corporations in the Peer Group (see “Compensation, Discussion & Analysis - NEOs Peer Group “ on page 39 below) used for benchmarking the Named Executive Officers’ (the “NEOs”) compensation for the 2018 Financial Year. The Corporation aims to align the Directors’ compensation with the comparators as well as to reflect the Directors’ responsibilities and workload. Given the Restructuring Transaction, the Corporation will reconsider this year whether the composition of the 2018 Peer Group is appropriate.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 27

3.3	Director Compensation Program

The following table describes the director compensation program for a 12-month period starting from the 2018 Annual Meeting of Shareholders which was held on May 9, 2018 (the “2018-2019 Mandate”), as compared to the director compensation program that was in effect for the period spanning from May 10, 2017 to May 9, 2018 (the “2017-2018 Mandate”). Due to the fact that the annual general meeting of shareholders of the Corporation is usually held in May of each year and that the Meeting was exceptionally postponed to June 19, 2019 due to the Restructuring Transaction, an additional cash retainer representing approximately 11% of the compensation received by each director during the 2018 Financial Year was approved to compensate the Directors for the additional month.

3.4	Board Annual Retainer

The Chair of the Board received an annual retainer of $207,674 payable in cash and $100,000 worth of Stock Options which includes any annual retainers and attendance fees to which he would have been entitled to as Chair and/or member of the committees. Each non-executive director (the “Non-Executive Director”) receives an annual retainer of $55,000 payable in cash and $100,000 worth of Stock Options which includes any attendance fees to which he/she would have been entitled either as Board member or member of a committee.

Director Compensation Program

	2018-2019 Mandate	2017-2018 Mandate
Chair of Board
Annual Retainer	$207,674 + $100,000 worth of stock options(1)	$187,674 + $100,000 worth of stock options(1)
Non-Executive Directors
Annual Retainer	$55,000 + $100,000 worth of stock options(1)	$35,000 + $100,000 worth of stock options(1)
Committee Chairs
Additional Annual Retainer
Audit, Risk and Finance	$30,000	$30,000
HR and Compensation(2)	$25,000	$25,000
Corporate Governance and Nominating(2)	$25,000	$25,000
Plasma Strategy Development and Asset Monetization (“PSDAM”)(3)	Non applicable(4)	Non applicable(4)
Defense Strategy(3)	Non applicable(4)	Non applicable(4)
Attendance Fees	No attendance fees	No attendance fees
Non-Chair Committee Members
Additional Annual Retainer
Audit, Risk and Finance	$15,000	$15,000
HR and Compensation	$12,500	$12,500
Corporate Governance and Nominating	$12,500	$12,500
PSDAM	$12,500	$12,500
Defense Strategy	$12,500	$12,500
Attendance Fees	No attendance fees	No attendance fees

(1)	Vesting: 25% on the 1st day of August, November, February and May following the director’s nomination at the Annual General Meeting of Shareholders in May.
(2)	The HR and Compensation Committee was merged with the Corporate Governance and Nominating Committee on May 7, 2019 to form the new HR & Corporate Governance Committee.
(3)	The Defense Strategy Committee and the Plasma Strategy Development and Asset Monetization Committee were terminated on May 7, 2019.
(4)

The compensation of the Chair of the Board includes any annual retainers he would have been entitled to as Chair and/or members of the committees. Prof. Simon Best, Chair of the Board, was Chair of the PSDAM Committee and the Defence Strategy Committee which were terminated on May 7, 2019.

Prometic Life Sciences Inc.
Page | 28	2019 Management Information Circular

3.5	Summary Compensation Table

The following table shows the total dollar value of all cash and option-based compensation earned by each director during the 2018 Financial Year.

Mr. Pierre Laurin, who was an executive Director until his resignation on December 19, 2018, and Dr. John Moran, who was an executive Director until May 9, 2018, received no compensation for such roles.

2018 Summary Compensation Table

Name	Board Annual Cash Retainer(1)		Fees earned Committee Annual Cash Retainer(1)		Attendance Fee(2)	Total Cash Compensation	Option-based awards(3)	Total Compensation
	($)		($)		($)	($)	($)	($)
Simon Geoffrey Best(4)	197,674	(5)	0		0	197,674	37,846	235,520
Andrew Bishop(18)	17,500		13,750	(6)(10)	0	31,250	—	31,250
Stefan Clulow	45,000		12,500	(9)	0	57,500	37,846	95,346
Kenneth Galbraith	45,000		32,500	(6)(7)(9)	0	77,500	37,846	115,346
David John Jeans(17)	45,000		37,500	(8)(9)(10)(13)	0	82,500	37,846	120,346
Charles N. Kenworthy	45,000		0		0	45,000	37,846	82,846
Louise Ménard(15)	45,000		50,000	(7)(10)(14)	0	95,000	37,846	132,846
Paul Mesburis(16)	45,000		55,000	(8)(10)(11)	0	100,000	37,846	137,846
Zachary Newton(20)	0		0		0	0	34,941	34,941
Nancy Orr(19)	17,500		26,250	(6)(7)(10)(12)	0	43,750	—	43,750
Kory Sorenson(21)	27,500		20,000	(6)(7)(8)	0	47,500	37,846	85,346
Bruce Wendel(22)	12,115		4,327	(9)	0	16,442	—	16,442

Total	542,289		251,827		0	794,116	337,709	1,131,825

(1)

Cash retainer under this column includes amounts earned during the 2018 Financial Year. Given that the payment of the cash retainer is made in four installments over two financial years, a portion of that cash retainer relates to the 2017-2018 Mandate and another portion to the 2018-2019 Mandate.

(2)	The annual retainer encompasses any attendance fees.
(3)	In determining the fair value of the options awards, the Black-Scholes-Merton model, was used, with the following assumptions:

Risk-free interest rate:	2.1%
Dividend yield:	0%
Expected volatility of share price:	66%
Expected life of the option:	7.5 years

The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Corporation’s financial statements for the year-ended December 31, 2018 in accordance with the International Financial Reporting Standards (IFRS).

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 29

(4)

Prof. Simon Best is Chair of the PSDAM Committee and Chair of the Defense Strategy Committee. He was also Chair of the Board during the 2018 Financial Year and interim President and Chief Executive Officer from December 19, 2018 to April 23, 2019.

(5)

For the 2017-2018 Mandate, Prof. Simon Best was entitled to receive $187,674 as Chair of the Board of Directors ($93,837 earned in the 2018 Financial Year); $207,674 for the 2018-2019 Mandate ($103,837 earned in the 2018 Financial Year). His annual retainer includes any other annual retainers he would have been entitled to as Chair and/or member of any committees. Prof. Simon Best ceased to be compensated for his role of Chair of the Board on December 19, 2018, following his appointment as interim President and CEO of the Corporation.

(6)

For the 2017-2018 Mandate, each member of the Audit, Risk and Finance Committee was entitled to receive $15,000 ($7,500 earned in the 2018 Financial Year); $15,000 for the 2018-2019 Mandate ($7,500 earned in the 2018 Financial Year).

(7)

For the 2017-2018 Mandate, each member of the HR and Compensation Committee was entitled to receive $12,500 ($6,250 earned in the 2018 Financial Year); $12,500 for the 2018-2019 Mandate ($6,250 earned in the 2018 Financial Year).

(8)

For the 2017-2018 Mandate, each member of the Corporate Governance and Nominating Committee was entitled to receive $12,500 ($6,250 earned in the 2018 Financial Year); $12,500 for the 2018-2019 Mandate ($6,250 earned in the 2018 Financial Year).

(9)

For the 2017-2018 Mandate, each member of the PSDAM Committee was entitled to receive $12,500 ($6,250 earned in the 2018 Financial Year); $12,500 for the 2018-2019 Mandate ($6,250 earned in the 2018 Financial Year).

(10)

For the 2017-2018 Mandate, each member of the Defense Strategy Committee was entitled to receive $12,500 ($6,250 earned in the 2018 Financial Year); $12,500 for the 2018-2019 Mandate ($6,250 earned in the 2018 Financial Year).

(11)

For the 2017-2018 Mandate, Mr. Paul Mesburis was entitled to receive $30,000 as Chair of the Audit, Risk and Finance Committee ($15,000 earned in the 2018 Financial Year); $30,000 for the 2018-2019 Mandate ($15,000 earned in the 2018 Financial Year).

(12)	For the 2017-2018 Mandate, Ms. Nancy Orr was entitled to receive $25,000 as Chair of the HR and Compensation Committee ($12,500 earned in the 2018 Financial Year).
(13)	For the 2018-2019 Mandate, Mr. David John Jeans was entitled to receive $25,000 as Chair of the HR and Compensation Committee ($12,500 earned in the 2018 Financial Year).
(14)

For the 2017-2018 Mandate, Ms. Louise Ménard was entitled to receive $25,000 as Chair of the Corporate Governance and Nominating Committee ($12,500 earned in the 2018 Financial Year); $25,000 for the 2018-2019 Mandate ($12,500 earned in the 2018 Financial Year).

(15)	Ms. Louise Ménard was Chair of the Corporate Governance and Nominating Committee. Ms. Ménard resigned from the Board on May 7, 2019.
(16)	Mr. Paul Mesburis is Chair of the Audit, Risk and Finance Committee. Mr. Mesburis will not stand for reelection on the Board at the Annual General and Special Meeting of Shareholders on June 19, 2019.
(17)	Mr. David John Jeans was Chair of the HR and Compensation Committee. Mr. Jeans resigned from the Board on May 7, 2019.
(18)	Mr. Andrew Bishop did not stand for re-election on the Board at the Annual General and Special Meeting of Shareholders on May 9, 2018.
(19)	Ms. Nancy Orr did not stand for re-election on the Board at the Annual General and Special Meeting of Shareholders on May 9, 2018.
(20)	Mr. Zachary Newton was appointed on the Corporation’s Board on December 13, 2018.
(21)	Ms. Kory Sorenson was nominated on the Corporation’s Board at the Annual and Special Meeting of Shareholders held on May 9, 2018. Ms. Sorenson tendered her resignation on March 31, 2019.
(22)

Mr. Bruce Wendel was appointed Chief Business Development Officer (CBDO) of the Corporation on April 3, 2018. Mr. Wendel resigned from his position of Director on the Corporation’s Board effective May 30, 2018 to better discharged his responsibilities of CBDO. Mr. Wendel received no compensation for his role of executive Director from April 3, 2018 to May 30, 2018. Mr. Wendel stepped down from his position of CBDO on May 3, 2019.

3.6	Director Shareholding Policy

The Corporation’s minimum director shareholding policy was terminated on May 7, 2019.

3.7	Equity Ownership

3.7.1	Outstanding Option-Based Awards

The following table indicates the number and value of option-based awards outstanding at the end of the 2018 Financial Year. No share-based awards were provided to Directors during the 2018 Financial Year.

Mr. Pierre Laurin, who was an executive Director until his resignation on December 19, 2018, and Dr. John Moran, who was an executive Director until May 9, 2018, received no compensation for such roles. The outstanding stock options held by Mr. Laurin and Dr. Moran are detailed in the table entitled Outstanding Share-based Awards and Option-based Awards on page 52 below.

Prometic Life Sciences Inc.
Page | 30	2019 Management Information Circular

Option-Based Awards

Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Simon Best	62,204		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
Andrew Bishop	80,710		2.44	June 8, 2020	0
	62,204		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
Stefan Clulow	76,110		1.59	September 17, 2019	0
	80,710		2.44	June 8, 2020	0
	62,204		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
Kenneth Galbraith	32,896		2.80	September 2, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
David John Jeans	36,518	(2)	2.90	September 12, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
Charles N. Kenworthy	50,556		2.10	November 25, 2019	0
	48,426		2.44	June 8, 2020	0
	39,562		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
Louise Ménard	133,659		1.10	May 27, 2019	0
	80,710		2.44	June 8, 2020	0
	62,204		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
Paul Mesburis	133,659		1.10	May 27, 2019	0
	80,710		2.44	June 8, 2020	0
	62,204		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
	181,818		0.77	December 4, 2028	0
Zachary Newton	129,612		0.39	December 13, 2028	0
Nancy Orr	80,710		2.44	June 8, 2020	0
	39,562		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0
Kory Sorenson	181,818		0.77	December 4, 2028	0
Bruce Wendel(3)	133,659		1.10	May 27, 2019	0
	80,710		2.44	June 8, 2020	0
	62,204		3.00	May 25, 2021	0
	69,362		2.07	May 18, 2027	0

(1)

The value of unexercised in-the-money options is the difference between the closing price of the Common Shares on December 31, 2018 on the TSX ($0.26) and the exercise prices of the stock options. As of December 31, 2018, the options were not exercised and may never be. The actual gains, if any, depend on the value of the aforesaid shares on the date of exercise, if case arises.

(2)	These stock options were granted in 2016 to Mr. Jeans as part of his annual retainer as member of the Board of the Corporation’s UK subsidiary, Prometic Pharma SMT Limited.
(3)	Share-based awards granted to Mr. Bruce Wendel following his appointment as CBDO is detailed on page 52.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 31

3.7.2	Value of Option-Based Awards Vested or Earned during the 2018 Financial Year

The following table indicates, for each Non-Executive Director, the aggregate dollar value of option-based awards earned during the 2018 Financial Year.

Name	Option-based awards - Value vested during the year(1)(2)(3) ($)
Simon Best	0
Andrew Bishop	0
Stefan Clulow	0
Kenneth Galbraith	0
David John Jeans	0
Charles N. Kenworthy	0
Louise Ménard	0
Paul Mesburis	0
Zachary Newton	n/a
Nancy Orr	0
Kory Sorenson	0
Bruce Wendel(4)	0

(1)	These options vest on a quarterly basis over a 12-month period.
(2)	The options were not exercised on the vesting date and may never be exercised. The actual gains, if any, depend on the value of the Common Shares on the date of exercise, if case arises.
(3)	This amount is calculated as the difference between the market price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the option.
(4)

Stock options granted to Mr. Wendel while he was acting as Director on the Corporation’s Board of Director (before his resignation on May 30, 2018). Stock options granted to Mr. Wendel since his appointment as CBDO is detailed on page 52.

Prometic Life Sciences Inc.
Page | 32	2019 Management Information Circular

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the Board and the HR & Corporate Governance Committee, we wish to share with you our approach to executive compensation. To ensure you have the information you need to understand our executive compensation programs and decisions, we are providing you with this Compensation Discussion and Analysis.

This Compensation Discussion and Analysis addresses the compensation for the 2018 Fiscal Year, which was determined prior to the recent events that affected Prometic, including the Restructuring Transaction (as described below). The Board and the HR & Corporate Governance Committee are currently in the process of reassessing Prometic’s approach to executive compensation for the current financial year in light of the recent developments.

Recent Developments

On April 15, 2019 the Corporation entered into a debt restructuring agreement with certain of its subsidiaries and SALP (the “Restructuring Agreement”). Under the terms of the Restructuring Agreement, Prometic’s outstanding indebtedness to SALP was reduced to $10 million by way of conversion of approximately $229 million of outstanding indebtedness into Common Shares, at a conversion price per Common Share equal to $0.01521 (the “Transaction Price”) (the “Debt Conversion”) and the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP was adjusted to the Transaction Price (the “Warrant Repricing”).

On April 15, 2019, the Corporation also entered into subscription agreements with Consonance and SALP, whereby Consonance subscribed for $50 million of Common Shares and whereby SALP subscribed for $25 million of additional Common Shares in the Private Placement at a subscription price per Common Share equal to the Transaction Price (the “Private Placement” and collectively with the Debt Conversion and the Warrant Repricing the “Restructuring Transaction”).

On April 23, 2019, the Corporation completed the Restructuring Transaction.

1	2018 Performance Highlights

While 2018 was a disappointing year for shareholders from a rate of return standpoint, the following list provides highlights of the significant progress accomplished in therapeutic, regulatory and operational activities during the year:

•	An agreement was reached with the FDA on the design of a potential Phase 3 pivotal clinical trial for PBI-4050 in patients with Idiopathic Pulmonary Fibrosis (“IPF”)

•

The anti-fibrotic mechanism of action of PBI-4050 was published in the American Journal of Pathology and a Key Opinion Leader (“KOL”) meeting was held on this novel treatment for IPF where a clinical overview of Prometic’s two clinical assets targeting IPF (PBI-4050 and RyplazimTM) was presented.

•

New clinical data from the ongoing Alström syndrome (“AS”) Phase 2 open label clinical trial being conducted in the United Kingdom was disclosed in March 2018. The clinical study reported that clinical activity and tolerability of PBI-4050 were sustained with prolonged treatment with further clinical activity in the heart and liver observed with longer treatment exposure. PBI-4050 was granted a rare pediatric Disease Designation in August 2018 for the treatment of AS. Prometic confirmed in December its decision to formally pursue AS as a clinical indication for PBI-4050 following positive feedback received from its meetings with regulatory authorities.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 33

2	Oversight and Philosophy

The Board and the HR & Corporate Governance Committee carefully oversee governance practices for executive compensation. The former HR and Compensation Committee received advice from independent advisors and worked closely with management to ensure our executive compensation programs are:

•	effective at attracting, engaging and motivating skilled executives while taking into account the overall cost of compensation and relevant industry benchmarks;

•	aligned with our corporate objectives, encouraging appropriate decisions and behaviours;

•	appropriately rewarding our executives for performance and for building shareholder value.

3	Our Key Compensation Decisions for 2018

In the 2018 Financial Year, the former HR and Compensation Committee reviewed the NEOs’ direct compensation (base salary plus target short-term and long-term incentives) with that of the 2018 Peer Group. The review conducted revealed the following:

•	the Corporation’s cash compensation for the NEOs remained generally below the median cash compensation received by other executive officers in the 2018 Peer Group, mainly due to lower base salaries;

•

the Corporation’s long-term incentive compensation for the NEOs remained generally close to the 25th percentile long-term incentive compensation received by other executive officers in the 2018 Peer Group;

•

in addition, the Corporation’s long-term incentive structure contained a significantly higher percentage of “at-risk” compensation (50% performance-vested restricted share units and 25% time-vested stock options), relative to the other corporations in the 2018 Peer Group.

While being of the view that pay for performance should remain the key driver for NEO compensation, in light of the above findings, the former HR and Compensation Committee recommended in early 2018 that base salary and long-term incentive awards of the NEOs be adjusted to align target total compensation more closely with, but still below, the median of the 2018 Peer Group. The 2018 equity grant consisted of 50% performance-vested restricted share units, 25% time-vested stock options and 25% time-vested restricted share units, representing a slight shift towards more prevalent market practices among the Peer Group.

In light of the financial performance of the Corporation during the 2018 Financial Year, no awards were paid to NEOs under the Short-Term Incentive Plan for the 2018 Financial Year. Furthermore, the exercise price of the stock options awarded to NEOs during the 2018 Financial Year was set with reference to the share price as of May 31, 2018 to respect the conditions prevailing at the expected award date. Due to the Corporation being in a blackout state for many months and to the decline of the share price during this period, the exercise price of the stock options reflects a level which was nearly twice as high as the share price at the time of the grant.

4	Engagement with Shareholders

We communicate with Shareholders and other stakeholders through various channels, including our annual report, management information circular, annual information form, quarterly reports, news releases, website, industry conferences and other meetings. In addition, each of our quarterly earnings call is available to all, featuring a live webcast and a recording thereof later available online. We also hold our annual meeting of Shareholders with a live webcast accessible to all our Shareholders. In addition, our website provides extensive information about the Corporation, including its Board and committees thereof.

To communicate with the Board, Shareholders can contact Mr. Patrick Sartore, Chief Legal Officer and Corporate Secretary or Mr. Bruce Pritchard Chief Operating Officer and Chief Financial Officer at investors@prometic.com or respectfully at 1-450-781-0115.

Prometic Life Sciences Inc.
Page | 34	2019 Management Information Circular

5	Our Governance Practices

The governance of our executive compensation programs is grounded in the following best-practices:

What We Do...	What We Do Not...
... place significant emphasis on performance-based variable compensation	... allow option backdating or option repricing

... balance the mix of short, medium and long-term compensation	... gross up payments to executives

... cap incentive opportunities	... allow single measure plans and duplicative measures across plans

... include a clawback policy in our incentive plans	... provide significant perquisites

... apply a robust compensation risk assessment process	... allow short-selling or hedging of Prometic share

... have a “double trigger” equity vesting upon a change of control	... include an equity plan evergreen provision that increase shares available for issuance without annual shareholder approval

... offer compensation exceptions to NEOs without appropriate Board approval

6	2018 NEOs Compensation At-A-Glance

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive compensation is aligned with corporate performance over the short- and long-term. On average, 77% of target NEO compensation is at risk.

(1)	Average excludes Mr. Bruce Wendel since he worked only a portion of the year.

The Board, with the support of the HR & Corporate Governance Committee, is committed to ensuring that executive compensation is linked to performance and drives Prometic’s long-term success. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 35

Sincerely,

(s) Stefan Clulow

Mr. Stefan Clulow

Chair of the Board of Directors

Prometic Life Sciences Inc.
Page | 36	2019 Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

At Prometic, we strive to align executive compensation with business results. In this spirit, we offer a competitive compensation program that allows our NEOs to share in the Corporation’s financial success when they deliver performance that helps achieve short- and long-term corporate goals and increases enterprise value.

The following section discusses the compensation program for the 2018 Financial Year for our NEOs, which include the former President and Chief Executive Officer (the “CEO”), the former interim President and CEO, the Chief Operating Officer and Chief Financial Officer (the “COO and CFO”) and each of the next three most highly compensated executive officers of the Corporation as follows:

Simon Best – Interim President and CEO(1)

Pierre Laurin – former President and CEO(2)

Bruce Pritchard – COO and CFO

Patrick Sartore – Chief Legal Officer (“CLO”) and Corporate Secretary

John Moran – Chief Medical Officer (“CMO”)

Bruce Wendel – Chief Business Development Officer (“CBDO”)(3)

(1)	Prof. Simon Best was Interim President and CEO from December 19, 2018 until the appointment of Mr. Kenneth Galbraith as CEO of the Corporation on April 23, 2019.
(2)

Mr. Pierre Laurin’s employment ended on December 19, 2018, at which time Prof. Best took over the CEO responsibilities on an interim basis until the appointment of Mr. Kenneth Galbraith as CEO of the Corporation on April 23, 2019.

(3)	Mr. Bruce Wendel stepped down from his position of CBDO on May 3, 2019.

1	Compensation Objectives

Prometic’s executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon achieving corporate and individual objectives, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders. In addition, executives receive perquisites and other benefits.

The objectives of our executive compensation programs are to:

•	attract, engage and motivate qualified executives, while taking into account the overall cost of compensation;

•	align executives around the creation of incremental enterprise value;

•	establish an explicit and visible link between all elements of compensation and corporate and individual performance;

•	integrate compensation with the development and successful execution of strategic and operational plans;

•	maximize long term enterprise value.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 37

2	Setting Executive Compensation

2.1	Compensation Principles

The principles underlying Prometic’s compensation programs are the following:

Pay for Performance	The majority of compensation is variable, contingent and directly linked to pipeline development, financial and operational performance metrics and is affected by the share price performance.

Long-term focus	For our most senior executives, including NEOs, long-term equity-based compensation opportunities outweigh short-term cash-based opportunities.

Alignment	The financial interests of executives are aligned through equity-based compensation, and annual and long-term performance metrics that correlate with sustainable enterprise value growth.

Competitiveness	Total compensation is competitive to attract, retain, and motivate Prometic’s executive team. This is achieved by providing overall compensation no higher than the median of our peer group but emphasizing the long-term incentive component.

2.2	Role of the HR and Compensation Committee in Setting Executive Compensation

The former HR and Compensation Committee acted as an advisory committee to the Board. The Board assigned responsibilities to the former HR and Compensation Committee with regards to the review, approval, and administration of Prometic’s compensation programs. The main components of the former HR and Compensation Committee’s mandate was:

•	review and recommend for Board approval the compensation policy driving the design of executive compensation and benefits programs;

•	review and approve the design of short and long-term incentive plans and objectives thereunder;

•	oversee the composition of Prometic’s peer group and the benchmarking of each compensation element;

•	recommend to the Board any changes to the CEO’s compensation;

•	review and approve the CEO’s recommendations for annual compensation of other NEOs, including incentive compensation awards.

The HR and Compensation Committee was merged with the Corporate Governance and Nominating Committee on May 7, 2019 to form the new HR & Corporate Governance Committee.

2.3	Role of Management

For each NEO, the CEO presented a performance evaluation and make compensation recommendations to the HR and Compensation Committee within the context of the market data and trends presented by our independent compensation consultant. Our CEO does not play any role in matters affecting his own compensation other than providing the Chairman of the Board with a written self-assessment of his performance. As noted above, CEO compensation recommendations were proposed by the HR and Compensation Committee but approved by the full Board.

2.4	Role of Compensation Consultants

The former HR and Compensation Committee retained the services of Pearl Meyer & Partners, LLC (“Pearl Meyer”) to provide advice on executive and non-employee director compensation matters. Pearl Meyer was responsible for reviewing materials that were presented to the former HR and Compensation Committee on compensation-related matters and assists the Corporation in the design of its executive compensation program design, benchmarking, public disclosure and communication strategy. Pearl Meyer did not provide any other services to the Corporation.

While the former HR and Compensation Committee and the Board received input from consultants, they were responsible for the design, application and oversight of the Corporation’s executive compensation and non-executive director compensation programs.

During the 2018 Financial Year, Pearl Meyer billed the Corporation $136,2681 in fees for attendance to regular meetings of the former HR and Compensation Committee, providing advice to the Corporation in relation to the

[1]	U.S. fees were converted in Canadian dollars using the 2018 annual average exchange rate of USD$1.00 = CDN$1.2900.

Prometic Life Sciences Inc.
Page | 38	2019 Management Information Circular

Corporation’s executive and directors’ compensation policies and programs as well as offering guidance on disclosure of executive compensation practices. These fees totalled $294,9332 during 2017. Also, Equilar billed the Corporation $25,8001 in 2018 and $26,0722 in 2017 for a database license, which was used for benchmarking purposes.

3	NEOs Peer Group

The former HR and Compensation Committee was responsible for annually reviewing the composition and use of the Peer Group to assess the compensation payable to the NEOs (including the CEO) and the Directors and to ensure that the compensation programs for the Corporation’s senior executive team and the Board remain competitive. Given the very limited number of peers with a comparable size, scope and operations in Canada and the Corporation’s specific circumstances (namely the fact that the Corporation is operating a multi-platform, multi-products and services in very different fields and markets, with operations and executives located in Canada, U.S. and Europe), a significant number of U.S. companies are included in the Peer Group. In addition, the inclusion of U.S. companies allows for a broader and more appropriate representation of the relevant talent pool because U.S. peers were considered closer peers in terms of management complexity, industry, size and financial metrics than Canadian companies in the same sector.

With the assistance of Pearl Meyer, the former HR and Compensation Committee conducted a review of the Peer Group established during the 2017 Financial Period and have decided to revise the list of criteria used to determine the appropriate Peer Group. The following table presents the selection criteria used to determine the 2018 Peer Group:

Industry:	Biotechnology, biopharmaceuticals and pharmaceuticals (excluding Cannabis)

Market Capitalisation:	Between USD 1 billion and USD 4 billion

Employees:	97 – 1,000

Revenues:	Less than USD 200 million

Earnings:	Negative

Development Stage:	Phase III and/or Commercialization

Market Cap / Revenue: Ratio	1/3rd to 4X PLI

Compensation Mix:	Base salary, short-term incentive plan and long-term incentive plan

Consequently, the Peer Group for the 2018 Financial Year (the “2018 Peer Group”) included the following corporations:

2018 Peer Group
United States		UK

• Acceleron Pharma	• Lexicon Pharmaceuticals, Inc./DE*	• GW Pharmaceuticals PLC*
• Amicus Therapeutics, Inc.	• Momenta Pharmaceuticals, Inc.	• Prothena Corporation PLC
• Array BioPharma, Inc.	• Pacira Pharmaceuticals, Inc.*
• FibroGen, Inc.*	• Portola Pharmaceuticals Inc.*
• Halozyme Therapeutics, Inc.*	• Sarepta Therapeutics, Inc.
• Intercept Pharmaceuticals, Inc.	• TherapeuticsMD, Inc.*
• Ironwood Pharmaceuticals, Inc.*	• Theravance Biopharma, Inc.

* Were also part of the 2017 Peer group

Given the Restructuring Transaction, the Corporation will reconsider for the upcoming financial year whether the composition of the 2018 Peer Group is still appropriate.

[2]	U.S. fees were converted in Canadian dollars using the 2017 annual average exchange rate of USD$1.00 = CDN$1.3036.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 39

4	Summary of Compensation Policy and Components

To achieve our objectives, we use three main elements of compensation (see chart below) with the intent to target total compensation at the median of the Corporation’s 2018 Peer Group. Given that approximately 80% of our compensation is variable, adopting a compensation philosophy that calibrates overall compensation relative to market median levels, rather than by each compensation element, allows us the flexibility to provide our executives an appropriate balance amongst the different elements of compensation. Target compensation by executive may be set above or below our philosophy depending on a number of factors, including performance, experience and internal comparability. Furthermore, as a result of our large equity component, actual realized pay is highly dependent on the performance of our stock.

	Form	Plan Highlights	Plan Objectives
Base Salary	• Cash	• Competitive fixed rate of pay	• Provide a base of regular income to attract and retain qualified leaders
		• Annual review	• Recognize scope and responsibilities of the position as well as the experience of the individual
Short-term Incentive (STIP)	• Cash	• Annual award based on corporate (60%) and individual (40%) objectives	• Reward individual performance
• Reward the achievement of the Corporation’s financial and operational objectives
• Reward the achievement of individual objectives aligned with an executive’s area of responsibility in building a commercialization-stage organization
• Drive superior individual and corporate performance
Long-term Incentive (LTIP)	• Performance- Vested RSUs (50% weight)	• LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on the achievement of 3-year financial objectives	• Align executive’s interests with enterprise value growth
• Reward the achievement of sustained market performance
• Stock Options (25% weight)
• Recognize individual contribution and potential
	• Time-Vested RSUs (25% weight)		• Attract and retain key talent

We also provide competitive benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly to ensure their competitiveness. These are discussed in the following sections.

4.1	Base Salary

The Corporation aims to provide a salary established based on the level of responsibility relative to other positions in the Corporation and relative to base salaries paid by the organizations in the peer group as well as the performance of the Corporation and of the NEOs. It is an important component of Prometic’s ability to attract and retain executives who have the leadership and management skills to drive the further growth and success of its business.

Base salaries of the NEOs are reviewed annually, generally in the first quarter of the financial year and represent approximately 17% of total target compensation for our CEO and 24%, on average, for our other NEOs.

4.1.1	2018 Base Salary Decisions

In early 2018, adjustments were made to the base salaries of each NEO in order to improve their alignment with our market median total compensation philosophy and, where appropriate, to recognize performance.

Mr. Laurin received a base salary adjustment of 7.1% in 2018. The average base salary adjustment of other NEOs was 5.8% .

Prometic Life Sciences Inc.
Page | 40	2019 Management Information Circular

4.2	Short Term Incentive Plan

The Corporation provides its NEOs with a short-term incentive plan (the “STIP”) which aims to engage, recognize and reward their contributions to reaching the Corporation’s annual objectives.

The annual incentive has two components:

Having a significant portion of all executives’ annual incentive determined on the basis of the same corporate performance objectives reinforces the team work of the members of our executive team and motivates them to achieve widespread success for the whole organization. Additionally, basing a portion of our short-term incentive plan on individual performance is critical as our organization prepares its expanded commercialization efforts and its next stages of development.

The corporate and individual short-term performance objectives against which the annual performance of the Corporation and the NEOs was evaluated were established each year by the former HR and Compensation Committee, in conjunction with the CEO.

4.2.1	STIP Targets

The STIP targets for the NEOs are reviewed regularly to ensure that they remain competitive with those of the 2018 Peer Group. Target incentive levels (as a percentage of base salary) for the NEOs remain unchanged from 2017:

Short-Term Incentive target
Simon Best	75%
Pierre Laurin	75%
Bruce Pritchard	60%
Patrick Sartore	50%
John Moran	40%
Bruce Wendel	40%

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 41

4.2.2	2018 STIP Design

The STIP award is calculated as per the following equation:

Awards under the STIP are paid in cash.

Corporate Performance Index

As annual corporate objectives are the pivotal component of the STIP, careful thought and due diligence go into defining them. Each objective is expressed in a clear and easily measurable value and is assigned a percentage value demonstrating its relative importance. The Corporate Performance Index is an objective evaluation, conducted at year-end or shortly thereafter by the former HR and Compensation Committee, of the Corporation’s actual results versus 2018 objectives under the STIP and the corresponding level of performance achievement.

In 2018, each of these four major objectives were broken down into sub-objectives, each with its own weighting. At the end of the year, the former HR and Compensation Committee assessed the Corporation’s performance against each sub-objective, subject to a limit of 150% for each objective.

	Weighting	# of Measures	Description
Revenue Generation	10%	1	Revenue from regular operations
Financing	40%	2	Strengthen financial position
Enterprise Value Generation	30%	9	Continue to progress lead drug candidates through clinical and regulatory process and advance/expand R&D pipeline
Capacity Enabling	20%	3	Ensure development of capacity in anticipation of commercialization of lead drug candidates
Total	100%	15 measures

The total maximum potential payout under the Corporate Performance Index is 150% of target. This is consistent with the maximum payout potential for the majority of our compensation peers. No award shall be payable to NEOs under the Plan if the Corporate Performance Index falls below 25%, regardless of their Individual Performance Index.

Individual Performance Index

Annual individual objectives are also established and are specific to the CEO and each NEO. The objectives are defined in relation to measurable targets and each objective is weighted to demonstrate its relative importance. Performance against each individual objective is evaluated at year-end against actual results and an overall weighted average achievement percentage, the Individual Performance Index, is determined.

For the 2018 Financial Year, individual objectives were set for the CEO and each NEO with a view of supporting the achievement of the annual corporate objectives but also of supporting each executive’s personal development and strengthening of supporting organizational structure.

Prometic Life Sciences Inc.
Page | 42	2019 Management Information Circular

The Corporation set specific individual objectives for each of the NEOs for the 2018 Financial Year, in order to:

•	achieve operational objectives specific to each role;

•	continue to build, develop and strengthen their respective team in anticipation of the expected growth; and

•	actively focus on their own development, including consideration of the results of a 360-degree review exercise.

In a fashion similar to the management of the corporate objectives, each of the major objectives in 2018 was broken down into sub-objectives, each with its own weighting. At the end of the year, the HR and Compensation Committee, and the CEO for other NEOs, determined for each executive an Individual Performance Index reflecting its assessment of the performance of the individual against each sub-objective, subject to a limit of 150%. The maximum Individual Performance Index is therefore 150%.

While the Corporation discloses its annual individual objectives in a generic fashion, it does not disclose specific performance targets as it considers such information to be strategic confidential information and that the disclosure of such information could seriously prejudice the Corporation’s interests by placing it at a significant competitive disadvantage. The individual objectives, as briefly described above, are considered challenging and not easily achievable and are aligned with the underlying principles of the compensation policy.

4.2.3	Calculation of 2018 STIP Awards

The table below illustrates the respective weights and results of each performance category under the Corporate Performance Index for the 2018 Financial Year.

	Weighting	Achieved
Revenue Generation	10%	10%
Financing	40%	0%
Enterprise Value Generation	30%	0%
Capacity Enabling	20%	10%
Total		20%
Resulting Corporate Performance Index		0%

As a result of having a Corporate Performance Index below 25%, no award was paid to NEOs for the 2018 Financial year.

4.3	Long-Term Incentive Plan

Prometic currently has a Long-Term Incentive Plan (the ‘’LTIP’’) in place which is designed to reward the creation of value for the Corporation’s shareholders while providing a vehicle to attract and retain talented and skilled executives. The LTIP includes a Stock Option Plan (the “Option Plan”) and a Restricted Share Unit Plan (the “RSU Plan”). Being 100% equity-based, our LTIP plays a key role in aligning the interests of executives with those of our shareholders, by creating focus on activities and development projects which will increase share price performance over time. It has also been the Corporation’s practice to award an initial grant of stock options to new hires to attract qualified and skilled executives.

In order to achieve a better alignment with practices of the Corporation’s peer group while maintaining focus on share price long term performance, the mix of vehicles used in the LTIP was modified in 2018 by adjusting the mix between the three long-term incentives vehicles. The resulting allocation of LTIP in 2018 was as follows:

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 43

If the Omnibus Incentive Plan Resolution is passed, the Omnibus Incentive Plan will replace the LTIP in respect of future awards, and no new awards will be granted under the LTIP. Outstanding awards granted pursuant to the LTIP will continue to be governed by the terms of the LTIP until such awards are exercised, expire, or are otherwise terminated or cancelled.

4.3.1	Stock Option Plan

Stock options enable Prometic to strengthen the link between shareholder and Corporation interests and the interests of our executives over a longer-term time horizon. In accordance with the plan, the exercise price of each option is set at the fair market value of Prometic’s Common Shares at the time of grant, defined as the five-day volume-weighted average trading price preceding the grant date. Options granted since May 2017 have a ten-year term, vesting in four equal annual installments beginning on the first anniversary of the grant date. Options granted prior to that month had a five-year term; the change from 5 to 10-year term was made to better reflect the long-term developing cycle of our therapeutics and provide an ability for executives to focus on longer-term value creation. Accordingly, the total value of the options (and, therefore, the benefit potentially received by each NEO) has the potential to increase over time if Prometic’s share price increases, providing an incentive for executives to remain with the Corporation and to take steps to build its business in a manner that increases Prometic’s share price over time. For more details the terms of the Option Plan, see Schedule “B” to this Circular.

If the Omnibus Incentive Plan is approved by Prometic’s shareholders at the Meeting, Prometic expects to grant a certain number of options pursuant to the Omnibus Incentive Plan. It has also been the Corporation’s practice to award stock options to newly appointed executives to attract qualified and skilled executives.

4.3.2	Restricted Share Unit Plan

The RSU Plan creates alignment between our executives and shareholders, as each unit’s value are tied to share price and the performance-vested RSUs are tied to achievement of certain strategic objectives over a three-year period. This feature of the plan has helped to support the retention of executive management and has encouraged a longer-term focus on initiatives and results. Upon vesting, share units are payable in Common Shares.

Any decreases or increases in share price have a direct impact on the amount of compensation received by executives. When share price falls, less compensation is received; however, when share price increases, more compensation is received.

For 2018 grants, 67% of the NEOs RSU value was granted in the form of performance-vested RSUs and 33% in the form of time-vested RSUs. Performance-vested RSUs cliff-vest after three years upon achievement of strategic objectives. Time-vested RSUs vest in equal instalments over a three-year period. Time-vested RSUs were introduced in 2017 in order to better align the overall risk level of the executives’ total compensation with that of the Peer Group and to improve the retention characteristic of our Long-Term Incentive Plan.

Prometic Life Sciences Inc.
Page | 44	2019 Management Information Circular

If the Omnibus Incentive Plan is approved by Prometic’s shareholders at the Meeting, Prometic expects to grant, from time to time, a certain number of RSUs pursuant to the Omnibus Incentive Plan.

Objectives of Performance-Vested RSUs

Performance-vested RSUs further align interests of executives and shareholders by making vesting contingent on successfully achieving strategic objectives.

Objectives of performance-vested RSUs granted pursuant to the RSU Plan were set at the beginning of each new financial year to ensure that the Corporation’s long-term objectives collectively reflected current business conditions, market dynamics and the Corporation’s business strategy. The objectives, and weightings thereof, were the same for all NEOs.

Several specific objectives were determined under the LTIP for the three-year period spanning from January 1, 2018 to December 31, 2020, which relate to four categories:

	Weighting	# of Measures	Description
Financing	40%	1	Strengthen long term financial position
Enterprise Value Creation	60%	4	Continue to progress lead drug candidates through clinical and regulatory process and advance/expand R&D pipeline

Total	100%	5 measures

The objectives are specific, measurable and valid for a period of three years. For each objective, measures have been determined to reflect what is deemed partial achievement, achievement and over-achievement. At the end of the three-year period, the HR & Corporate Governance Committee will assess the performance of the Corporation against each objective, awarding each objective a vesting multiplier, on a sliding scale basis where applicable, between 50% (for partial achievement) to 150% (for over-achievement). No vesting will be awarded where the partial achievement measure of an objective is not met.

4.3.3	2018 Annual LTIP Grants

Awards granted under the 2018-2020 LTIP to the CEO and other NEOs were set at a level reflecting the executive’s performance and the desired positioning of total compensation versus the comparator group in accordance with the Corporation’s compensation policy. The regular grants to NEOs for the 2018-2020 LTIP were as follows:

	Stock Options		Performance-Vested RSUs		Time-Vested RSUs		Award Value Total
	Number	Value	Number(1)	Value	Number	Value
Pierre Laurin	1,318,180	$286,232	1,528,943	$596,288	611,223	$238,377	$1,120,897
Bruce Pritchard	704,544	$152,986	871,638	$339,939	381,132	$148,641	$641,566
Patrick Sartore	568,180	$123,376	709,108	$276,552	313,539	$122,280	$522,208
John Moran	454,544	$98,701	589,161	$229,773	272,706	$106,355	$434,829
Bruce Wendel	340,000	$73,828	473,418	$184,633	236,709	$92,316	$350,778

(1)

This represents the number of units payable if all objectives are met at 100%. Should the maximum performance multiplier (150%) be achieved, the number of units payable would be 2,293,414 for Mr. Laurin, 1,307,457 for Mr. Pritchard, 883,741 for Dr. Moran, 1,063,662 for Mr. Sartore and 710,127 for Mr. Wendel.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 45

The value of the 2018 grants to the NEOs was set by the Board in March 2018. For illustration purposes, the following table shows the value of each grant using the share price used in the Restructuring Transaction:

	Stock Options		Performance-Vested RSUs		Time-Vested RSUs		Estimated Value Total
	Number	Value	Number	Value	Number	Value
Pierre Laurin	1,318,180	$0	1,528,943	$23,255	611,223	$9,297	$32,552
Bruce Pritchard	704,544	$0	871,638	$13,258	381,132	$5,797	$19,055
Patrick Sartore	568,180	$0	709,108	$10,786	313,539	$4,769	$15,555
John Moran	454,544	$0	589,161	$8,961	272,706	$4,148	$13,109
Bruce Wendel	340,000	$0	473,418	$7,201	236,709	$3,600	$10,801

4.3.4	Payouts in 2018 from 2016-2018 Long-Term Incentive Plan

Final vesting status of the performance-vested RSUs granted under the 2016-2018 LTIP was reviewed by the former HR and Compensation Committee at the end of 2018. The results were as follows:

•	40% of the objectives pursued over the three-year plan period were successfully achieved;

•	40% of the objectives pursued over the three-year plan period were deemed as not achieved;

•

over the course of the three-year plan, some objectives were deemed no longer aligned with the Corporation’s strategy and were therefore no longer pursued. As such, the Board, upon recommendation by the former HR and Compensation Committee, decided that it was appropriate, in order to fairly reward executives and other plan participants for their positive contribution and engagement over the plan period and delivery of value through other achievements, to deem this category of objectives as achieved at a 50% rate, reflecting the success rate achieved on objectives pursued over the period on a weighted average basis (40%/80%).

4.3.5	Burn Rate

The LTIP awards granted to eligible employees of Prometic resulted in the following annual burn rate in each of the last three financial years:

Burn Rate(1)

	Option Plan	RSU Plan
2018	1.52%	1.08	%(2)
2017	0.57%	0.86	%(3)
2016	0.50%	0.45%

(1)

The burn rate is calculated by dividing the number of stock options and RSUs granted under the LTIP during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year.

(2)	This burn rate has been determined assuming that all objectives will be met at 100%. Should the maximum performance multiplier (150%) be achieved, the burn rate would be 1.45%.
(3)	This burn rate has been determined assuming that all objectives will be met at 100%. Should the maximum performance multiplier (150%) be achieved, the burn rate would be 1.12%.

Prometic Life Sciences Inc.
Page | 46	2019 Management Information Circular

4.4	Other Benefits

Prometic provides its NEOs with a competitive executive benefits package which is designed to attract and retain qualified executives.

Element	Description
Employer Contribution to Retirement Plan	Unless otherwise specified in the contract of employment, the percentage of the Corporation’s contribution is determined by the Board and may vary depending on the position, the geographical location and the local market conditions.

Vacation Allowance	Vacation days and sick days, both depending on the country of residence.

• Car allowance

• Group insurance coverage

Miscellaneous Benefits	• Reimbursement of annual professional membership

• Educational programs

• Reimbursement for an annual medical examination

Variations to these programs exist between NEOs due to local market conditions.

The value of all such benefits conferred to the NEOs in 2018 is described in the Summary Compensation Table.

5	Share Ownership Requirements for the NEOs

The Corporation adopted in 2016 a minimum shareholding policy for NEOs (the “NEOs Shareholding Policy”) pursuant to which each NEO shall acquire and retain a minimum of Common Shares for the entire term of their employment. Given the Restructuring Transaction and the recent changes in the management, the NEOs Shareholder Policy was terminated on May 7, 2019.

6	Clawback Policy

The Board adopted the following Clawback Policy:

Situation	Reimbursement
In the event that the Corporation is required to prepare an accounting restatement due to a material non-compliance of the Corporation, as a result of misconduct, with any financial reporting requirement under the securities laws and the NEO knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct or was grossly negligent in failing to prevent the misconduct.	The relevant NEO shall reimburse the Corporation the amount of any payment in settlement of the award earned or accrued by him/her during the 12-month period following the first public issuance or filing with the Autorité des Marchés Financiers (whichever first occurred) of the financial document that contained such material noncompliance.

7	Risk Oversight

The Board has overall responsibility for the management of the compensation policy. However, the Board delegated the responsibility for overseeing the compensation policy and compensation practices of the Corporation to the HR and Compensation Committee to assess the risk exposure related to compensation of its executives and to mitigate any potential material adverse effect on the Corporation. The former HR and Compensation Committee therefore controlled and monitored executive compensation in accordance with the compensation policy.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 47

The Corporation remunerates its employees in three different currencies: Canadian dollars, US dollars and pounds sterling. Currency fluctuation is therefore considered a risk in relation to the Corporation’s compensation practices.

The Corporation’s compensation programs are designed to encourage management to act in the long-term best interests of shareholders by rewarding performance tied to the realization of corporate objectives without encouraging excessive risk-taking behaviour. Examples include:

•

a balanced compensation policy that includes a competitive base salary and annual cash bonus as well as an equity-based component that together represent a balanced mix of cash and performance-vested compensation;

•	annual target cash bonuses that are capped and are only paid out when well-defined and measurable objectives have been met;

•

the equity awards granted pursuant to the LTIP are both performance and time-vested. Performance-vested RSUs vest only when corporate objectives were met, which are generally defined in the three-year rolling LTIP, while the time-vested RSUs vest over a three-year period and stock options vest over a four-year period. The same criteria will apply to the options, RSUs and PSUs that will be granted pursuant to the Omnibus Incentive Plan.

Furthermore, the Corporation implemented the following specific measures to mitigate the potential risks associated with executive compensation:

•

amounts paid out or distributed pursuant to the STIP, the LTIP and the Omnibus Incentive Plan are subject to mandatory repayment by the relevant NEO to the Corporation in the event of (i) a financial restatement arising from a material non-compliance of the Corporation, as a result of a misconduct, with any financial reporting requirement under the securities laws, (ii) a NEO being knowingly engaged in the misconduct, grossly negligent in engaging in the misconduct, having knowingly failed to prevent the misconduct or being grossly negligent in failing to prevent the misconduct, (iii) violation of a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) violation of any policy adopted by the Corporation that provides for forfeiture or disgorgement with respect to incentive compensation;

•	there was no executive entitled to make discretionary compensation-based awards to executives without the prior approval of both the former HR and Compensation Committee and the Board;

•	base salary was reviewed by the former HR and Compensation Committee on an annual basis with reference to market comparators and approved by the Board;

•

the Corporation’s Insider Trading Policy prohibits insiders (which include, among others, the Corporation’s Directors and NEOs) from engaging in short-selling, trading of puts or calls of Common Shares or any other type of equity monetization procedure.

8	Shareholder Return Performance Graph

The following graph compares the cumulative total shareholders’ return (“TSR”) on a $100 investment in the Corporation’s Common Shares with the cumulative total return of the S&P/TSX Composite Index in each of the five-year periods ending on December 31st. The graph shows that the TSR for the Corporation was -72% from 2013 to 2018, versus a 5% growth for the S&P/TSX index for the same period. Given that the performance of the Corporation’s Common Shares is also affected by some external factors which are beyond the NEOs’ control, the Corporation cannot establish a direct relation between the evolution of the total compensation of the NEOs and the evolution of the price of the Common Shares since 2013.

Prometic Life Sciences Inc.
Page | 48	2019 Management Information Circular

Total Shareholder Return

December 31, 2013 to December 31, 2018

2013 = $100

	2013	2014	2015	2016	2017	2018
Prometic Life Sciences Inc. Common Shares	$100.00	$205.38	$361.29	$239.78	$139.78	$27.96
S&P/TSX Composite Index	$100.00	$107.42	$95.51	$123.23	$119.00	$105.15

Note: All prices for the Common Shares of the Corporation were taken from the Toronto Stock Exchange’s records

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 49

9	Summary Compensation Table

The following table provides a summary of compensation earned during each of the financial years ended on December 31, 2018, 2017 and 2016 by the NEOs in accordance with applicable rules and regulations.

2018 Summary Compensation Table

						Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share-based Awards(1) ($)	Option-based Awards(2) ($)	Annual Incentive Plans(3) ($)		All Other Compensation(4) (5) ($)		Total Compensation ($)
Simon Best
Interim President	2018	6,923		0	0	0		0		6,923
and CEO(6)
Pierre Laurin	2018	727,885		834,665	286,232	0		2,511,429	(7)	4,360,211
Former President	2017	687,500		3,480,125	478,457	596,400		100,166		5,342,648
and CEO	2016	625,585		2,040,000	463,981	424,125		91,203		3,644,894
Bruce Pritchard	2018	575,285	(8)	488,580	152,986	0		86,981	(8)	1,303,832
COO and CFO	2017	525,733	(9)	1,497,188	226,179	377,438	(9)	85,037	(9)	2,711,575
	2016	531,226	(10)	800,000	181,953	284,272	(10)	78,993	(10)	1,876,444
Patrick Sartore	2018	454,231		398,832	123,376	0		36,591		1,013,030
CLO and	2017	418,750		1,222,890	191,382	252,450		34,285		2,119,757
Corporate	2016	373,462		800,000	181,953	177,200		31,583		1,564,198
Secretary
John Moran	2018	464,400	(11)	336,128	98,701	0		29,027	(11)	928,257
CMO	2017	462,778	(12)	982,875	173,984	185,466	(12)	32,655	(12)	1,837,758
	2016	447,041	(13)	480,000	109,171	150,440	(13)	31,664	(13)	1,218,316
Bruce Wendel
CBDO	2018	225,000	(11)	276,949	73,828	0		25,547	(11)	666,574

(1)

The fair value of the RSU awards was determined using the price of Common Shares underlying the RSUs on the grant date (2018 – $0.39, 2017 - $1.42, 2016 - $2.87). This value reflects the number of units payable if all objectives are met at 100% with respect to the 2018 and 2017 grants of performance-vested RSUs. In previous years’ circular, the fair value of the RSU awards was determined by applying a performance discount factor (i.e. percentage probability that a target will be met) ranging between 0% and 100% (depending on the performance target) to the price of Common Shares underlying the RSUs on the grant date. Starting in 2017, it was decided to change the methodology by eliminating the performance discount factor and the 2016 values have been restated in order for the 2017 and 2018 share-based awards to be comparable to previous years. Values disclosed under the previous methodology were the following for 2016: Pierre Laurin $603,839, Bruce Pritchard $258,396, John Moran $100,081 and Patrick Sartore, $237,196.

(2)	In determining the fair value of the options awards, the Black-Scholes-Merton model was used, with the following assumptions:

	2018	2017	2016
Risk-free interest rate:	2.1%	1.1%	0.7%
Dividend yield:	0%	0%	0%
Expected volatility of share price:	66%	62%	64%
Expected life of the option:	8.00 years	7.00 years	4.05 years

The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Corporation’s financial statements for the year-ended December 31, 2018 in accordance with the International Financial Reporting Standards (IFRS).

Prometic Life Sciences Inc.
Page | 50	2019 Management Information Circular

(3)	Represents the cash bonus earned for each financial year, pursuant to the STIP. See the “Short Term Incentive Plan” section.
(4)

The Corporation does not have any Defined Benefit or Defined Contribution Pension Plan. However, NEOs are entitled to a contribution to their private retirement account ranging from 5% to 10% of their base salary, which amount is included under “All other compensation”.

(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their base salary.
(6)	Prof. Simon Best was Interim President and CEO until the appointment of Mr. Kenneth Galbraith as CEO of the Corporation on April 23, 2019.
(7)

This total amount is comprised of an amount of $112,816, which represents other compensation as described in notes (4) and (5) as well as a $2,398,613 amount negotiated upon Mr. Laurin’s departure from the Corporation on December 19, 2018 which releases the Corporation from certain obligations towards Mr. Laurin, which include separation payments, retirement allowances, legal fees, group benefits as well as the termination and forgiveness of a loan in the amount of $435,863 (see the “Indebtedness of Directors and Executive Officers” section). As part of this separation agreement, it was agreed that all stock options and RSU awards held by Mr. Laurin prior to his departure will continue to vest and remain in place until their respective expiry dates.

(8)	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.7237 (2018 average).
(9)	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.6810 (2017 average).
(10)	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.7962 (2016 average).
(11)	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.2900 (2018 average).
(12)	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.3036 (2017 average).
(13)	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.3248 (2016 average).

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 51

10	Outstanding Share-based Awards and Option-Based Awards

The following table indicates, for each NEO, stock option grants and RSU grants outstanding at the end of the 2018 Financial Year.

Outstanding Share-Based Awards and Options-Based Awards

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($/share)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of share that have not vested(2) (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Pierre Laurin	120,000	1.10	May 27, 2019	0
	410,815	2.44	June 8, 2020	0
	317,243	3.00	May 25, 2021	0
	381,494	2.07	May 18, 2027	0
	1,318,180	0,77	Dec 4, 2028	0
Total				0	3,227,504	839,151	308,672

Bruce Pritchard	72,000	1.10	May 27, 2019	0
	161,420	2.44	June 8, 2020	0
	124,409	3.00	May 25, 2021	0
	180,342	2.07	May 18, 2027	0
	704,544	0,77	Dec 4, 2028	0
Total				0	1,736,054	451,374	128,391

Patrick Sartore	72,000	1.10	May 27, 2019	0
	161,420	2.44	June 8, 2020	0
	124,409	3.00	May 25, 2021	0
	152,597	2.07	May 18, 2027	0
	568,180	0,77	Dec 4, 2028

Total				0	1,434,565	372,987	117,918

John Moran	150,000	1.10	May 27, 2019	0
	88,781	2.44	June 8, 2020	0
	74,645	3.00	May 25, 2021	0
	138,725	2.07	May 18, 2027	0
	454,544	0,77	Dec 4, 2028	0
Total				0	1,240,448	322,516	92,903

Bruce Wendel	340,000	0,77	Dec 4, 2028	0
Total				0	631,224	164,118	20,515

(1)

The value of unexercised in-the-money options is calculating using the difference between the closing price of the Common Shares on December 31, 2018 on the TSX ($0.26) and the exercise price of the stock options. As of December 31, 2018, the options were not exercised and may never be. The actual gains, if any, depend on the value of the aforesaid shares on the date of exercise, if case arises.

(2)

This number reflects the number of units payable if all objectives are met at 100% with respect to the 2017 and 2018 grants of performance-vested RSUs. Should the maximum performance multiplier (150%) be achieved, the number of units would be 4,572,961 for Mr. Laurin, 2,446,521 for Mr. Pritchard, 2,021,513 for Mr. Sartore, 1,746,296 for Mr. Moran and 867,933 for Mr. Wendel.

(3)

The market value of share-based awards is calculated by multiplying the number of RSUs by the closing price of the Common Share on December 31, 2018 on the TSX ($0.26). The actual gains will depend on the value of the aforesaid shares on the date of exercise.

As of December 31, 2018, no Share-Based or Option-Based awards were awarded to Simon Best as interim President and CEO. The information on Prof. Best’s outstanding options-based awards received as Chairman of the Board is presented in table entitled Option-Based Awards on page 31. This table also presents the outstanding options-based awards received by Bruce Wendel while he was Director on the Board.

Prometic Life Sciences Inc.
Page | 52	2019 Management Information Circular

11	Equity-Based Award – Value Vested or Earned During the Year

The following table indicates, for each NEO, the aggregate dollar value of option-based and share-based awards vested or of non-equity incentive plan compensation earned during the 2018 Financial Year:

Equity-Based Award - Value Vested or Earned During the Year

Name	Option-based awards Value vested during the year(1) ($)	Share-based awards Value earned during the year(2) ($)	Non-equity incentive plan compensation Value earned during the year ($)
Pierre Laurin	0	191,313	0
Bruce Pritchard	0	90,348	0
Patrick Sartore	0	80,432	0
John Moran	0	60,315	0
Bruce Wendel	0	20,515	0

(1)	This amount is calculated as the difference between the market price of the Common shares on the date of vesting and the exercise price payable in order to exercise the options.
(2)	The share-based awards for the 2018 Financial Year are RSUs (performance-based).

12	Severance and Other Termination Benefits

A Severance Pay Program (the “Program”) has been established by the Corporation to provide severance compensation to designated employees, which include the NEOs, when a change of control has occurred and the designated employee has been terminated by the Corporation following the change of control. A change of control occurs upon a take-over of the Corporation resulting from the acquisition of a majority of the Corporation’s Common Shares (“Change of Control”).

Under the Program, each designated employee whose employment is terminated without cause or who terminates his employment for a good reason (constructive) at any time in the two-year period following a Change of Control shall be entitled to:

•

a severance payment equal to the designated executive’s monthly compensation, defined as base salary and short-term incentive target, multiplied by the number of month severance awarded for a specific position (varies between 12 to 18 months);

•	the continuation of all group insurance benefits, except for short and long-term disability benefits for the number of months of severance (varies between 12 to 18 months); and

•

a lump sum equivalent to the designated annual executive target incentive, prorated for the period of time worked between the date on which the termination of employment occurs and the first day of the financial year during which the termination occurs.

Furthermore, all unvested stock options granted previously become fully vested upon a Change of Control.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 53

The following table sets out the benefits that would be paid following a Change of Control and involuntary termination (not for cause or constructive) occurring in circumstances described above, assuming the Change of Control and termination took place on December 31, 2018. This table does not include the value of outstanding stock options or RSUs that have previously vested and are therefore not impacted by these events.

	Severance ($)		STIP(1) ($)		Stock Options(2) ($)	Restricted Share Units(3) ($)	Total ($)
Involuntary Termination
Bruce Pritchard	879,087	(4)	0		0	0	879,087
Patrick Sartore	697,500		0		0	0	697,500
John Moran	696,600	(5)	0		0	0	696,600
Bruce Wendel	387,000	(5)	0		0	0	387,000
Termination Following Change in Control
Bruce Pritchard	879,087	(4)	527,452	(4)	0	451,374	1,857,913
Patrick Sartore	697,500		348,750		0	372,987	1,419,237
John Moran	696,600	(5)	278,640	(5)	0	322,516	1,297,756
Bruce Wendel	483,750	(5)	193,500	(5)	0	164,118	841,368

(1)	It is assumed that STIP awards for the financial year just completed, if any, would be payable regardless of termination or Change of Control since the year has been completed.
(2)

The change of control provisions provides for full vesting of all unvested stock options on an accelerated basis. The value has been calculated using the closing price of the Common Shares on December 31, 2018 on the TSX ($0.26) less the exercise price of the stock options.

(3)

The change of control provisions provide for full vesting of all unvested RSUs on an accelerated basis. The value is based on the closing price of the Common Shares on the TSX on December 31, 2018 ($0.26).

(4)	This amount was calculated based on the following exchange rate: 1 GBP=CDN$1.7237 (2018 average).
(5)	This amount was calculated based on the following exchange rate: 1 USD=CDN$1.2900 (2018 average).

13	Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2018, securities authorized for issuance under equity compensation plans were as follows:

Equity Compensation Plan Information

Plan Category Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the 2nd column)
Option Plan	21,815,029		$1.47	3,273,554
RSU Plan	14,169,673	(1)	—	12,493,174	(2)

(1)	Assuming a performance-based vesting at 100% (18,517,567 RSUs assuming a performance-based vesting at 150%).
(2)	Assuming a performance-based vesting at 100% (8,145,272 RSUs assuming a performance-based vesting at 150%).

14	Stock Options

During the 2018 Financial Year, the Corporation granted options pursuant to the Option Plan providing for the purchase of a maximum of 10,882,961 Common Shares, which represents 1.5% of the issued and outstanding common shares as of December 31, 2018. Of that total, 3,385,448 stock options were granted to the NEOs.

As at December 31, 2018, 720,368,286 Common Shares were issued and outstanding and there were 21,815,029 options outstanding representing approximately 3% of the Common Shares issued and outstanding. The maximum number of Common Shares available for issuance under the Option Plan was 25,088,583 representing approximately 3.5% of the issued and outstanding Common Shares, and the remaining Common Shares available for granting under the Option Plan was 3,273,554.

Prometic Life Sciences Inc.
Page | 54	2019 Management Information Circular

15	Restricted Share Units

In the 2018 Financial Year, the Corporation granted a total of 7,699,377 RSUs3 to participants under the RSU Plan. Of that total, 5,987,577 RSUs4 were granted to the NEOs.

As at December 31, 2018, 720,368,286 Common Shares were issued and outstanding and there were 14,169,673 RSUs outstanding, convertible into 14,169,673 Common Shares and representing approximately 2% of the Common Shares issued and outstanding. The maximum number of Common Shares available for issuance under the RSU Plan was 26,662,847 which represents approximately 3.7% of the issued and outstanding Common Shares, and the remaining Common Shares available for granting under the RSU Plan was 12,493,174.

16	Indebtedness of Directors and Executive Officers

16.1	Aggregate Indebtedness

As at May 7, 2019 the aggregate amount of indebtedness to the Corporation or any of its subsidiaries of all Directors, executive officers and employees and former directors, executive officers and employees of the Corporation or any of its subsidiaries was as follows:

Aggregate Indebtedness ($)

Purpose	To the Corporation or its subsidiaries as at May 7, 2019	To another entity
Share Purchases	0	—
Other	—	—

16.2	Indebtedness of Directors and Executive Officers

For Share Purchases

As at May 7, 2019, the aggregate amount of indebtedness to the Corporation or any or its subsidiaries of each director and executive officers and former directors and executive officers of the Corporation, each proposed nominee for election as a director of the Corporation and each associate of any such director, executive officer or proposed nominee was as follows:

Indebtedness of Directors and Executive Officers for Share Purchases

Name and Principal Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During the 2018 Financial Year ($)		Amount outstanding as at May 7, 2019 ($)	Financially Assisted Securities Purchases During the 2018 Financial Year	Security for Indebtedness (# of shares held)	Amount Forgiven During the 2018 Financial Year ($)
Pierre Laurin(1)
Former President and CEO	Lender	431,242	(2)	0	—	—	—

[3]	Assuming a performance-based vesting at 100% (10,356,111 RSUs assuming a performance-based vesting at 150%)
[4]	Assuming a performance-based vesting at 100% (7,449,078 RSUs assuming a performance-based vesting at 150%)

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 55

(1)	Mr. Pierre Laurin’s employment ended on December 19, 2018, at which time Prof. Simon Bes took over the CEO responsibilities on an interim basis.
(2)

This loan was originally due on December 31, 2009 and made as an advance to Mr. Pierre Laurin in order to allow him to exercise options to acquire shares of the Corporation at a price of $1.00 per share when the shares were trading at approximately $2.40 per share. This loan was secured by the deposit, pursuant to an escrow agreement, of a share certificate representing 450,000 shares of the Corporation. Mr. Laurin partially repaid $137,250 the loan on April 2, 2019, the balance of which was forgiven as part of the amount negotiated upon Mr. Laurin’s departure from the Corporation on December 19, 2018. The 450,000 escrowed shares were released to Mr. Laurin.

Other than for Share Purchases

Indebtedness of Directors and Executive Officers other than for Share Purchases

Name and Principal Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During the 2018 Financial Year ($)		Amount Outstanding as at May 7, 2019 ($)	Amount Forgiven During the 2018 Financial Year ($)
Pierre Laurin	Lender	3,736	(1)	0	—

(1)	This amount was lent, without term, to Mr. Pierre Laurin as personal advances which bears no interest.

17	Directors and Officers Liability Insurance

The Corporation maintains Directors and officers liability insurance policies for the liability of its Directors and officers arising out of the performance of their duties and for the Corporation’s liability arising out of securities claims. The policies provide coverage in respect of a maximum total liability of $50,000,000 (primary and excess liability insurance), subject to a general retention of $1,000,000 per loss, and includes specific exclusions, which are usually contained in insurance policies of this nature. The Corporation also maintains a concurrent liability insurance for the liability of its Directors and officers arising out of the performance of their duties, with limits of liability of $10,000,000 and subject to specific exclusions which are usually contained in insurance policies of this nature.

18	Interest of Informed Persons and Others in Material Transactions

Debt Conversion and Warrant Repricing

On April 15, 2019 the Corporation entered into the Restructuring Agreement with certain of its subsidiaries and SALP. Under the terms of the Restructuring Agreement, Prometic’s outstanding indebtedness to SALP was reduced to $10 million by way of conversion of approximately $229 million of outstanding indebtedness into Common Shares, at a conversion price per Common Share equal to the Transaction Price and the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP was adjusted to the Transaction Price.

Private Placement

On April 15, 2019, the Corporation also entered into subscription agreements with Consonance and SALP, whereby Consonance agreed to subscribe for $50 million of Common Shares and whereby SALP agreed to subscribe for $25 million of additional Common Shares in the Private Placement at a subscription price per Common Share equal to the Transaction Price.

Following the completion of the Debt Conversion and the Private Placement, SALP now beneficially owns, directs or controls approximately 80.68% of Prometic’s issued and outstanding Common Shares, determined on a non-diluted basis.

On April 23, 2019, the Corporation completed the Restructuring Transaction.

Prometic Life Sciences Inc.
Page | 56	2019 Management Information Circular

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Compliance with corporate governance guidelines is a fundamental element of the manner in which the Corporation operates its business and seeks to enhance shareholder value. The Board is committed to high standards of corporate governance practices. Its practices are in line with those of similar Canadian companies in its sector of activity and are reviewed by the HR & Corporate Governance Committee (previously by the Corporate Governance and Nominating Committee) , who makes recommendations to the Board as appropriate. The Board is of the opinion that these practices essentially comply with applicable corporate governance guidelines and ensure transparency and effective governance to the Corporation.

1	Board of Directors

1.1	Board Mandate

The Board is responsible for the stewardship and strategic direction of the Corporation. It does not actively manage but rather supervises the management of the Corporation’s business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, the Directors shall (a) act honestly and in good faith with a view to the best interests of the Corporation; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To better discharge its responsibilities, the Board has established the two following standing committees: the Audit, Risk and Finance Committee and the HR & Corporate Governance Committee (collectively the “Standing Committees”).

The Board also had the following two advisory committees which were terminated on May 7, 2019: the Defense Strategy Committee which was responsible for ensuring the preparedness of the Corporation in the event of any unsolicited offer or proxy contest and the Plasma Strategy Development and Asset Monetization Committee (the “PSDAM Committee”) which was responsible for supporting, reviewing and challenging the strategic planning process.

The responsibilities of the Board are fully described in the Board mandate attached as Schedule “A” to this Circular.

1.2	Independence

The Board determines the Directors’ independency according to Regulation 58-101 respecting disclosure of corporate governance practices as well as Regulation 52-110 respecting audit committees. Of the seven nominees for election to the Board, four Directors are independent being Prof. Simon Best, Dr. Gary J. Bridger, Neil A. Klompas and Timothy Steven Wach. The three non-independent Directors are Kenneth Galbraith, Stefan Clulow and Zachary Newton, for the following reasons:

•	Mr. Kenneth Galbraith is CEO of Prometic since April 23, 2019.

•

Mr. Stefan Clulow and Mr. Zachary Newton were designated by SALP to sit on the Board pursuant to the Restructuring Agreement, which entitles SALP to designate two persons for election to the Corporation’s Board of Directors.

On an annual basis, each director has to declare whether he is independent, and all such declarations are reviewed by the HR & Corporate Governance Committee, which then makes recommendations to the Board in respect of the Board’s determination on the independence of Directors.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 57

1.3	Chair of the Board & Lead Independent Director

The Corporation was led by an independent non-executive Chair from 2011 until the resignation of the Corporation’s President and CEO on December 19, 2018 to permit the Board to function independently of management. On December 19, 2018, the Board appointed Prof. Simon Best to take over the positions on an interim basis until a permanent President and CEO is appointed. The position of Chair of the Board has been held by Prof. Simon Best since May 2014. On April 23, 2019, Mr. Stefan Clulow was appointed Chair of the Board and Mr. Kenneth Galbraith was appointed CEO of Prometic in replacement of Prof. Simon Best. As Mr. Clulow is a non-independent member, the Board appointed simultaneously Prof. Simon Best as Lead Independent Director to ensure the effectiveness of the Board and that the Board functions with appropriate independence.

1.4	Directors Serving Together

For the 2018 Financial Year, no Prometic Directors served together on any other public company board.

1.5	Meetings

The Board holds regularly-scheduled meetings, special meetings and unofficial meetings to review specific matters when needed. Special meetings are held by the Board to discuss and act on matters that need attention before the following regular meeting is held or that requires additional time, such as financings, material transactions or other business concerns arising throughout the year. The number of meetings of the Board and its committees held during the 2018 Financial Year and members’ attendance at these meetings is provided in the section “Nominees for Election to the Board of Directors”.

1.5.1	Sessions without Management

As further described in the Board of Directors mandate (attached hereto as Schedule “A”), the Directors also hold meetings without the presence of management at the end of each regularly scheduled Board or Standing Committee meeting or at other specified times during the year (“in-camera session(s)”). The Directors may have in-camera session at the end of a special meeting as well, if necessary. These sessions are chaired by the Chair of the Board or the Lead Independent Director as deemed appropriate in the circumstances. There were six in-camera sessions held by the non-executive Directors during the regularly scheduled meetings held in the 2018 Financial Year.

1.5.2	Sessions without Non-Independent Directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters discussed may involve persons having a conflict of interest or potential conflict of interest, that person may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. A director having a conflict of interest or potential conflict of interest will be counted in determining the presence of a quorum for purposes of the vote as per the Corporation’s articles of incorporation but will not vote on any resolution to approve such matter when the vote is taken. On occasions where it will be considered advisable, the Corporation’s independent directors may hold meetings at which non-independent directors and members of management are not in attendance. The independent directors are able to exercise their responsibilities for independent oversight of management by virtue of forming a majority of the Board. There were five such meetings held by the independent Directors in the 2018 Financial Year.

Prometic Life Sciences Inc.
Page | 58	2019 Management Information Circular

Board / Committees	Number of Meetings held during the 2018 Financial Year		Number of In-Camera Sessions held during the 2018 Financial Year
Board; regular meetings	6	(1)(2)	6
Audit, Risk and Finance Committee	6	(3)	5
HR and Compensation Committee	6		6
Corporate Governance and Nominating Committee	5		5
Plasma Strategy Development and Asset Monetization (PSDAM) Committee	4		4

Defense Strategy Committee	2		2

(1)	Consists of five regular meetings and one strategic planning session.
(2)	Although the Board did not hold special meetings in 2018 Financial Year, the Board held numerous unofficial meetings via conference call to discuss corporate updates.
(3)

The external lead audit partner (EY) attended four of the five regularly scheduled meetings held by the Audit, Risk and Financial Committee, which were related to the review of the Corporation’s quarterly and year-end financial statements.

1.5.3	Director Tenure

The Corporation has not instigated a board tenure policy given the length of tenure of the Directors that were serving on the Board during the 2018 Financial Year (as illustrated below) which is well below the average tenure of directors of Canadian reporting issuers.

Length of tenure of the Corporation’s Directors as December 31, 2018

1.5.4	Nomination of Directors

All Directors may submit a list of candidates for nomination as directors to the HR & Corporate Governance Committee of the Board. Its powers in relation to new candidates for board nomination are further described in the written mandate of the HR & Corporate Governance Committee, available on the Corporation’s website at www.prometic.com.

If a candidacy is endorsed by the HR & Corporate Governance Committee, said nominee is submitted to the Board. The size of the Board is considered, in conjunction with the diversity of background, experience and qualifications of the Directors in order to ensure that the Board functions effectively. To encourage an objective nominating process, the HR & Corporate Governance Committee seeks the input of other Directors and senior management on new nominees to the Board and reviews potential candidates in light of board effectiveness assessment results.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 59

1.5.5	Position Descriptions

Chair of the Board and Committees Chairs

The roles and responsibilities of the Chair of the Board and each of its committees are provided in their written mandates. Each Chair is responsible for overseeing the Board’s or the committee’s work, as applicable, to ensure that the Board or the relevant committee fulfils its mandate, role and responsibilities as set out in its written mandate, that the structure and mandate of the Board or committee are appropriate and adequate to fulfill its role, that it has the resources and relevant current information to carry out its tasks and that the calendar, organization and procedures of meetings of the Board or committee allow adequate time to examine and discuss matters set before the Board, or one of its designated committees, as applicable. The chair of a committee acts as intermediary with senior management and ensures that the committee reports to the Board at each subsequent meeting on the deliberations, decisions and recommendations of the committee.

Lead Independent Director

On May 7, 2019, the Board has put in place a position description for the new Lead Independent Director. The primary role of the Lead Independent Director is to ensure that the Board functions with appropriate independence. Such description will be reviewed from time to time by the HR & Corporate Governance Committee and shall be approved by the Board.

CEO

A written position description for the CEO was developed, together with the CEO involving the delineation of his responsibilities. Such description will be reviewed from time to time by the HR & Corporate Governance Committee and shall be approved by the Board. The CEO reports to the Board on a continuous and frequent basis in respect of any material developments, updated business strategy, as well as to provide regular financial and operating reports. Corporate objectives shall be agreed annually between the CEO and the Board. The CEO’s performance shall be assessed annually against these objectives.

The positions descriptions/mandates are available on the Corporation’s website at www.prometic.com.

1.5.6	Orientation and Continuing Education

As soon as they have confirmed their interest in becoming directors of the Corporation, new potential nominees are invited to meet with the Chair of the Board, the chair of each Standing Committee of the Board (the Audit, Risk and Finance Committee, the HR & Corporate Governance Committee and senior executives before their candidacy is submitted to the shareholders. Orientation package is available to the Directors newly elected which includes full documentation on the business of the Corporation. In addition, members of management regularly inform Directors of available resources that may be of interest to them in carrying out their roles as directors and brief them on relevant developments, during, as well as, outside Board and committee meetings at which members of management are present. This includes regular and frequent reports on the evolution of the business of the Corporation and implementation of its strategic plan. During the 2018 Financial Year, one educational session was held in August 2018 on emerging trends in accounting.

2	Standing Committees

The Board carries out its mandate directly and through recommendations it receives from the Standing Committees, being the Audit, Risk and Finance Committee and the HR & Corporate Governance Committee.

Similarly, the Board also receives recommendations from management from time to time.

Prometic Life Sciences Inc.
Page | 60	2019 Management Information Circular

2.1	The Audit, Risk and Finance Committee

The Audit, Risk and Finance Committee is mainly responsible for the five following fundamental matters:

•	the Corporation’s financial reporting process and internal control systems;

•	the Corporation’s process to identify and manage risks:

•	the internal and external audit process;

•

the Corporation’s communication system to provide an open avenue of communication among the external auditors, the financial and senior management, the internal auditing department (if any), and the Board; and

•	the Corporation’s capital structure and its finance strategy and activities.

The Audit, Risk and Finance Committee review the interim and annual financial statements, Management’s Discussion and Analysis (MD&A) and other legally required public disclosure documents containing financial information.

EY was appointed as the Corporation’s auditor in 2010. The previous lead audit partner rotated out in 2017 as part of the standard auditor partner rotation process and a new lead partner was assigned to the audit. During the 2018 Financial Year, EY’s lead audit partner attended four of the five regularly scheduled meetings held by the Audit, Risk and Finance Committee, the fifth meeting dealing with internal matters only and not requiring the input of the external auditor.

In its oversight of the services rendered by the external auditors, which were performed by Ernst & Young (“EY”) for the 2018 Financial Year, the Audit, Risk and Finance Committee (i) discusses with EY its responsibilities in performing EY’s audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviews and approves its annual audit plan and associated fees; (ii) discusses with EY the key accounting risks and significant judgments made by management; (iii) receives written confirmation from EY of its independence; (iv) pre-approves all additional engagements with EY (including any non-audit services); (v) assesses, annually, EY’s performance. The Audit, Risk and Finance Committee is also involved in the assessment and selection of the Corporation’s external auditor.

The auditor’s fees are described in the 2018 AIF under the heading “External Auditor Services Fees”.

During the 2018 Financial Year, the Audit, Risk and Finance Committee reviewed certain positions relating to the accounting of:

•	equity and debt financings, and concurrent private placements;

•	going concern disclosures;

•	licence agreements; and

•	inventory capitalization.

The Audit, Risk and Finance Committee also oversees the financial reporting processes and internal controls. This comprises keeping abreast of how management’s addresses changes in the operations and transactions to ensure that they are appropriately reflected in the financial disclosure documents and the internal controls put in place to address these changes. As part of this, the Committee reviews the activities of the internal audit department, including its organizational structure, resources and budget, the internal audit plan for the year and their report on their review and testing of Internal Controls over Financial Reporting (“ICFR”) and disclosure controls. It also considers any recommendations made by the external auditors regarding internal controls. In addition, the Committee reviews the quarterly internal reporting package prepared by management, understanding the key variances from budget and the impact on the financial condition.

Finally, in the accomplishment of its financial oversight, the Audit, Risk and Finance Committee, reviews and discusses the Corporation’s short and long-term financial plans, including the budgets, the management of tax matters and proposed issuance of equity, debt or other financial instruments.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 61

The Audit, Risk and Finance Committee is composed of Mr. Paul Mesburis (Chair), Prof. Simon Best and Mr. Kenneth Galbraith, three financially literate directors, two of which are also independent. Due to the resignation of Ms. Kory Sorenson on March 31, 2019, the Corporation has appointed Prof. Simon Best to fill Ms. Kory Sorenson’s seat on the Audit, Risk and Finance Committee from March 31, 2019 to April 23, 2019. The appointment of Prof. Simon during that period was made in reliance on the exemption from the independence of subsection 3.1(3) of National Instrument 52-110 - Audit Committees (“NI 52-110”), which exemption is available under section 3.5 of NI 52-110. On April 23, 2019, the Board appointed Mr. Kenneth Galbraith as CEO of Prometic thus re-establishing Prof. Best’s independency status given that subsection 1.4(7)(b) of NI 52-110 provides that the holding of the position of interim CEO does not deem a director to be non-independent for purposes of 52-110. In appointing Mr. Galbraith, the Corporation is relying on the exemption from the independence of subsection 3.1(3) of NI 52-110, which exemption is available under section 3.5 of NI 52-110.

Going forward, assuming all nominees for election to the Board are elected, the Audit, Risk and Finance Committee will be composed of Neil A. Klompas (Chair), Gary J. Bridger, and Timothy Steven Wach. All of them are independent directors and financially literate within the meaning of the Canadian Securities Administrators rules. The members also qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission.

A further description of the composition of the Audit, Risk and Finance Committee and on the relevant education and experience of its members as at May 7, 2019 is set out in the Corporation’s 2018 AIF under the heading “Audit Committee – Relevant Education and Experience”.

2.2	The New HR & Corporate Governance Committee

Previously, the Corporate Governance and Nominating Committee was responsible for the development of the Corporation’s approach to governance issues and for ensuring that such approach supports the effective functioning of the Corporation with a view to its best interests.

The Corporate Governance and Nominating Committee was composed of Ms. Louise Ménard (Chair), Prof. Simon Best and Mr. Paul Mesburis. All of the members are independent directors. Ms. Kory Sorenson was a member of the Committee from May 9, 2018 to March 31, 2019, at which date Ms. Sorenson tendered her resignation. Ms. Louise Ménard tendered her resignation on May 7, 2019.

The former HR and Compensation Committee was responsible for assisting the Board in the discharge of its responsibilities regarding the recruitment, evaluation, compensation and succession planning for the Corporation’s CEO and Named Executive Officers. The former HR and Compensation Committee made recommendations to the Board regarding the design and implementation of incentive-compensation and equity-based plans that link pay to performance and that reflect an appropriate balance between the short and long-term performance objectives.

The former HR and Compensation Committee was composed of Mr. David John Jeans (Chair), Prof. Simon Best, Mr. Kenneth Galbraith and Ms. Louise Menard. All of the members are independent directors, except for Mr. Kenneth Galbraith who was appointed CEO on April 23, 2019. Ms. Kory Sorenson was a member of the Committee from May 9, 2018 to March 31, 2019, at which date Ms. Sorenson tendered her resignation. Ms. Louise Ménard tendered her resignation on May 7, 2019.

On May 7, 2019, the Board merged the HR and Compensation Committee with the Corporate Governance and Nominating Committee. The New HR & Corporate Governance Committee will be responsible for assisting the Board in the discharge of its responsibilities regarding the recruitment, evaluation, compensation and succession planning for the Corporation’s CEO and NEOs as well as for the development of the Corporation’s approach to governance issues and for ensuring that such approach supports the effective functioning of the Corporation with a view to its best interests.

The HR & Corporate Governance Committee will meet regularly throughout the year. At the end of each meeting or whenever deemed necessary, the HR & Corporate Governance Committee may hold an informal in-camera session without the presence of management. The Chair of the HR & Corporate Governance Committee will preside over these sessions and informs management of the subjects discussed and any follow up action to be taken.

Prometic Life Sciences Inc.
Page | 62	2019 Management Information Circular

The primary responsibility of the HR & Corporate Governance Committee with respect to human resources and compensation will be mainly to:

•	review short and long-term corporate objectives relevant to the compensation of the CEO and evaluate CEO performance in meeting these objectives;

•	review the compensation of the CEO, non-CEO officers and director compensation;

•	review the design and ensure implementation of incentive-compensation and equity-based plans;

•	ensure that appropriate mechanisms are in place regarding succession planning for the CEO;

•	perform any other activities delegated by the Board consistent with the responsibilities and duties relating to compensation.

The primary responsibility of the HR & Corporate Governance Committee with respect to corporate governance will be mainly to:

•	assess and establish the size and composition of the Board and its committees, and identify candidates with the right skills for the nomination of directors;

•	develop and review an appropriate procedure to periodically evaluate the performance of the Board, its committees and their members;

•	develop and monitor the continuing education programs for directors;

•	review the mandate of the Board and its Committees, of their Chairs and of the Lead Independent Director;

•	review annually Code of Ethics and Business Conduct as well as any other policies of the Corporation as deemed appropriate; and

•	perform any other activities delegated by the Board consistent with the responsibilities and duties relating to corporate governance.

Going forward, assuming all nominees for election to the Board are elected, the HR & Corporate Governance Committee will be composed of Simon Best (Chair), Gary J. Bridger and Zachary Newton. A majority of the members are independent directors. The members on the HR & Corporate Governance Committee members have, to various degrees, experience in dealing with human resources and/or corporate governance matters:

Prof. Simon Best served as Chairman of the board and member on the Human Resources Committee of Entelos Inc., a London AIM listed company, and served as member of the Human Resources Committee of Ardana Plc, a United Kingdom LSE listed pharmaceutical company. As such, Prof. Best operated best practices in compensation setting long-term incentive plans taking into account industry benchmarking and external surveys to align the interests of management with financial investors and other shareholders.

Dr. Gary J. Bridger is a member of the Compensation Committee at X4 Pharmaceuticals, Inc.clinical-stage biopharmaceutical company listed on Nasdaq. Dr. Bridger served as member of the Compensation Committee at Alder BioPharmaceuticals, Inc., a clinical-stage biopharmaceutical company listed on Nasdaq as well as Aquinox Pharmaceuticals, Inc. pharmaceutical company also listed on Nasdaq.

Mr. Zachary Newton was previously a practicing lawyer and is currently Thomvest’s investor representative and/or director designee for several portfolio companies where he has played an active role in personnel and compensation decisions.

2.2.1	Board Assessments

The HR & Corporate Governance Committee intends to develop and review an appropriate procedure, in collaboration with the Lead Independent Director, to periodically evaluate the performance of the Board and its committees, the Chair of the Board, the Chair of the Committees, each Director and the Chief Executive Officer.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 63

The Corporation’s disclosure of corporate governance practices will be reviewed from time to time by the HR & Corporate Governance Committee. The HR & Corporate Governance Committee will meet regularly throughout the year. At the end of each meeting or whenever deemed necessary, the HR & Corporate Governance Committee may held an informal in-camera session without the presence of management. The Chair presides over these sessions and informs management of the subjects discussed and of follow-up actions to be taken, if any.

2.3	Standing Committees’ Charters

The texts of the above Standing Committees’ charters are available on the Corporation’s website at www.prometic.com. The Audit, Risk and Finance Committee’s charter is also available in the 2018 AIF. Furthermore, a copy of the charters may be obtained upon request, which should be addressed to the Corporate Secretary of the Corporation at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Corporation may require the payment of a reasonable charge if the request is made by a person other than a holder of securities of the Corporation.

3	Other Committees

3.1	Plasma Strategy Development and Asset Monetization Committee

The Corporation had a Strategy Development and Asset Monetization Committee which was terminated on May 7, 2019.

3.2	Defense Strategy Committee

The Corporation had a Defense Strategy Committee which was terminated on May 7, 2019.

4	Director Selection Process

The HR & Corporate Governance Committee together with the Chair of the Board and the Lead Independent Director will be responsible for identifying new candidates to stand for election as directors and the slate of existing Directors standing for re-election. In order to reflect the increasing diversity of the Corporation’s activities and scope of operations, the Corporation selected a mix of directors proposed to be nominated at the Meeting for election as director of the Corporation to reflect a complementary mix of professional skills and the broader geographic scope of its global activities.

5	Diversity

5.1	Board and Senior Management

The Corporation believes that drawing from a broad range and variety of perspectives is beneficial to the Corporation’s success and helps it achieve its objectives in terms of efficiency for the benefit of its shareholders. Therefore, the Corporation is committed to increasing the range and variety of perspectives of its Directors and senior management over time and, as such, supports initiatives aimed at identifying candidates with a broad range and variety of skills, qualifications, capabilities, talents, insights and professional and life experiences. While the Corporation has not adopted a written Diversity Policy per se, it has embraced a broad definition of diversity that encompasses factors such as skills, qualifications, capabilities, insights, talents, personal attributes and professional and life experiences in the director and senior management identification and selection process. Recommendations for election and appointment are made on merit, in light of the skills, experience, independence and knowledge that the Corporation requires to be most effective with regards to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments. The Corporation must retain the flexibility to add qualified directors and senior management. The necessity of obtaining the right synergy and balance among Directors and senior management so as to optimize the Corporation’s ability to meet the challenges it faces is paramount.

Prometic Life Sciences Inc.
Page | 64	2019 Management Information Circular

The Corporation has always encouraged the representation of women on the Board. In the last six years, the Corporation has had between one and three women on its Board with two women Directors, Ms. Kory Sorenson and Ms. Louise Ménard representing 20% of the Directors elected at the 2018 annual general meeting of shareholders. Although there are currently no women among the senior executive officers of the Corporation, no less than 18 women hold a leadership position including 9 directors, 5 senior directors and 4 vice-presidents, and assume management responsibilities.

Because of the limited size of the senior executive team and the need to ensure that recruitment efforts and appointments are primarily based on the merits of the individuals and the needs of the Corporation at the relevant time, the Board has decided not to set targets regarding the representation of women in senior executive officer positions. However, the Board is committed to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among its workforce, including at the highest level. In that respect, the Corporation has adopted an Equal Opportunities Policy by virtue of which the Corporation is committed to and supports the principle of equal opportunities in employment.

5.2	Equal Opportunities Policy

The Corporation is committed to and supports the principle of equal opportunities in employment. The Corporation opposes to all forms of unlawful or unfair direct or indirect discrimination on the grounds of sex, ethnic or national origins, religion or political beliefs, disability, marital status, age and sexual orientation. The Corporation believes that it is in the best interest of the Corporation and all those who work for the Corporation to ensure that the talents and skills of people throughout the community are considered when employment opportunities arise.

The Corporation takes every step to ensure that individuals are treated equally and fairly, and decisions on recruitment and selection, training, secondment, promotion, career development and employee relations are taken solely on job-related criteria.

6	Succession Planning

The Corporation’s succession planning aims to ensure that there is a pipeline of leaders in the organization to drive both short-term and long-term performance and the right talent in the right roles to execute on the Corporation’s business strategy. While the Corporation’s succession planning used to focus more on emergency plan in case of unforeseen circumstances, such as the departure of an officer in a key leadership role, the efforts have been recently focused on identifying and developing key talent at the executive level, analyzing the succession pipeline from an expertise and diversity perspective and initiating action plans to address actual or future potential gaps. Due the growth and expansion of the Corporation over the years and the creation of new positions, the number of members on the senior executive team was increased as a result of such succession process.

7	Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to all Directors, officers, employees and consultants of the Corporation and members of its group. The Code is available on request to the Corporate Secretary of the Corporation at its principal business office and is posted on the Corporation’s website at www.prometic.com as well as on SEDAR website at www.sedar.com. The Board has the overall responsibility to monitor compliance with the Code. It generally outlines standards of conduct that must be met in carrying out one’s functions, including in relation to (i) general conduct and behavior (loyalty, ethics and respectful behavior), (ii) Directors’ fiduciary duties, (iii) the integrity of books and records, (iv) responsibilities of representatives, (v) conflict of interest principles and procedures, (vi) harassment and discrimination, (vii) compliance with laws, rules and regulations including the Foreign Corrupt Practices Act (FCPA), (viii) the protection of intellectual property, (ix) the Corporation’s compliance program, (x) complaints procedures and reporting code violations, (xi) sanctions and consequences of departures from the Code, and (xii) Board monitoring and waivers.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 65

The Code contains standards of conduct to avoid or properly declare conflicts of interest. In addition, in the event that a director may have a material interest in transactions and agreements, such director is expected to declare his/her interest and otherwise act as prescribed by the CBCA, and as circumstances warrant, to abstain from voting on the approval of such transactions and agreements. The Audit, Risk and Finance Committee and the Corporate Governance and Nominating Committee may grant waivers of provisions of the Code to Directors and senior officers, while certain members of management may grant waivers to employees. The Code is supplemented by a complaint reporting policy, pursuant to which persons in charge of the administration of the policy report annually to the Chair of the Audit, Risk and Finance Committee on complaints relating to accounting, audit and internal control matters and to the Chair of the Corporate Governance and Nominating Committee on complaints relating to other matters. During the 2018 Financial Year, no complaints related to the Code were received, and there were no material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

8	Shareholder Proposals

The CBCA provides, in effect, that a registered holder or beneficial owner of Common Shares entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (the “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Corporation must set out the Proposal in its management information circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management information circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least ninety (90) days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. The deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is February 7, 2020.

The foregoing is a summary only; shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

9	Additional Information

The Corporation is a reporting issuer under the securities acts of all provinces of Canada and is thereby required to file financial statements and management information circulars with the various securities commissions in such provinces. The Corporation also files an annual information form annually with such securities commissions. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, latest Management’s Discussion and Analysis, and latest management information circular may be obtained upon request or on the website www.sedar.com. Requests should be addressed to the Corporate Secretary of the Corporation at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation. Additional information relating to the Corporation may be found on the website www.sedar.com.

Prometic Life Sciences Inc.
Page | 66	2019 Management Information Circular

10	Directors’ Approval

The Board has approved the content of this Circular including any attached schedules hereto and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Corporation.

(s) Patrick Sartore

Patrick	Sartore

Chief Legal Officer and Corporate Secretary

Laval, Québec, May 7, 2019.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 67

Schedule “A”

Board of Directors Mandate

I.	PURPOSE

The Board of Directors (the “Board”) of Prometic Life Sciences Inc. (the “Corporation”) is ultimately responsible for the stewardship of the Corporation and its subsidiaries as a whole. It does not actively manage but rather supervises the management of the Corporation’s business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, the Directors shall (a) act honestly and in good faith with a view to the best interests of the Corporation and all stakeholders; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the Canada Business Corporations Act, the Board may delegate certain responsibilities to the Board committees as well as the prior analysis and development of options and recommendations regarding any issues it is responsible for. However, such delegation does not remove the Board’s general oversights responsibilities of the Corporation. The Board shall establish the two (2) following standing committees: (i) the Audit, Risk and Finance Committee and (ii) the HR & Corporate Governance Committee.

The Board has delegated the approval of certain matters to the Management of the Corporation pursuant to its Delegation of Authority, as amended from time to time.

In discharging its mandate, the Board may engage the services of outside advisors at the expense of the Corporation. The Board also allows any Board committee or director to engage the services of an outside advisor at the expense of the Corporation, to adequately carry out such Committee’s duties, where the circumstances so warrant. Any Board committee or director shall obtain Board’ written approval before engaging the services of an outside advisor.

II.	MANDATE

To fulfill its mandate, the Board assumes responsibility for the following matters:

Strategy Development

Initially adopt and annually review a strategic planning process and strategic directions arising therefrom, taking into account, among other things, the opportunities and risks of the business of the Corporation, as well as review annually the critical assessment of these directions, of the actions taken to achieve them and the results of such actions.

Human Resources, Compensation and Performance Assessment

1	Oversee succession planning, including the appointment, training and monitoring of the Chair, the Lead Independent Director, the Directors, the CEO and other executive officers of the Corporation.

2	Together with the CEO, approve corporate goals and objectives that the CEO is responsible for meeting and assess the CEO against these goals and objectives.

3

With input from a committee of the Board and the Lead Independent Director, review the adequacy and form of the compensation of the Chair, executive officers and directors, with such compensation realistically reflecting the responsibilities and risks of such positions and comparison with a relevant group of peer companies in Canada, the USA and the UK.

4

On an annual basis, (i) designate the senior executives officers of the Corporation, (ii) select and appoint as executive officers fully competent persons to such offices to manage the business and affairs of the Corporation, and (iii) assess the performance of the CEO.

Prometic Life Sciences Inc.
Page | 68	2019 Management Information Circular

5	Ensure that processes are implemented by the CEO to assess the executive officers.

6	Together with the CEO, develop position descriptions for the Chair of the Board, the Lead Independent Director, the chair of each committee of the Board and for the CEO.

Financial Matters, Risk Management and Internal Control

1	Identify the principal risks inherent in the activities of the Corporation and assessing the implementation of appropriate systems to manage these risks.

2	Oversee the integrity of internal controls and management information technology systems.

3	Adopt budgets and financial results of the Corporation, monitor compliance with accounting standards and the integrity and adequacy of financial information disclosure.

4

Upon the Audit, Risk and Finance Committee’s recommendation, (i) select the external auditors to be nominated for appointment by the shareholders of the Corporation, and (ii) approve fees and other compensation to be paid to the external auditors.

5	Determine the appropriateness of declaring dividends and the declaration of dividends, where appropriate.

6	Agree annual Internal Audit objectives with the CFO, receive Internal Audit reports and ensure that any remedial actions or adoption of new control measures are implemented effectively.

Corporate Governance Matters

1

To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

2

Establish and review annually corporate communication policies with respect to the following: (i) how the Corporation interacts with analysts, investors, other key stakeholders and the public; (ii) measures for the Corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure and (iii) tipping and the purchase and sale of securities of the Corporation by insiders and other persons with a special relationship with the Corporation.

3

Adopt and annually review a written code of business conduct and ethics for the Corporation that governs the behaviour of Directors, officers and employees with standards reasonably designed to promote integrity and deter wrongdoing, monitor compliance with the code and grant any waivers from compliance with the code for Directors and executive officers.

4	Implement structures and procedures that ensure that the Board can function independently of management.

5

During a Board meeting, ensure that the Lead Independent Director Intervene should the Board consider the Chair’s independent judgment is biased, to ensure that the Board will successfully carry out its duties.

6

For each member of the Board, act as representatives of the Corporation in: (i) enhancing the organization’s public image, firm reputation and credibility, (ii) providing contacts/network to the Corporation, (iii) being loyal to the Corporation, (iv) supporting the decisions of the majority the Board, and (v) identifying, evaluating and carrying out profitable business opportunities for the Corporation, as well as providing the Corporation with information on the market in which it operates.

7	Appoint committees of the Board, determine their mandates and select their members and chair.

8	Adopt and annually review mandates for each of the Board’s committees.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 69

9

Assign to a committee of Directors including the Lead Independent Director, the general responsibility for developing the Corporation’s approach to governance issues, including developing a set of corporate governance principles, guidelines and practices that are specifically applicable to the Corporation.

10	Assess as advisable and in a timely manner, the effectiveness of the Board, the committees of the Board, the Chair of the Board, the Lead Independent Director, as well as the Directors.

11

Ensure that all new Directors receive comprehensive orientation to fully understand the role of the Board and its committees, as well as the contribution individual Directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its Directors) and the nature and operation of the Corporation’s business and the industry within which it operates.

12

Examine annually the size and composition of the Board and its Committees, with a view to having a diversity of gender, geography, background and skills to ensure a wide-variety of perspectives, experience and expertise to achieve effective stewardship and facilitate effective decision-making and ensure the planned retirement of Directors as necessary to maintain an optimal mix of skills, competencies, recent experience and contact-networks.

13

Perform and carry out any other duties assigned to the Board pursuant to the Corporation’s certificate and statutes of incorporation, by-laws, governing law and other applicable statutes, regulations, rules and norms as amended from time to time.

14	Keep records of its activities, meetings, etc. at the office of the Corporate Secretary.

III.	COMPOSITION

The Board is comprised of a minimum of three (3) directors and a maximum of fifteen (15) in accordance with the articles of the Corporation and applicable laws, but its quorum must at all times be comprised of at least two independent directors.

The Board should be constituted with a majority of individuals who qualify as independent directors. A director is independent if such director has no material relationship with the Corporation, as defined in s. 1.4 of Regulation 52-110 respecting Audit Committees as amended from time to time. If the Corporation has a significant shareholder, the Board should include in addition a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder (i.e. a shareholder with the ability to exercise a majority of the votes for the election of the Board) and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

The application of the definition of “independent director” to the circumstances of each individual director, for the purposes of and as defined in the preceding paragraph, is the responsibility of the Board. The Board is also required to identify which directors are independent and obtain and provide a description of the material relationship between each director who is not independent and the Corporation.

IV.	MEETINGS

To efficiently discharge its duties, the Board meets periodically (at least once per quarter), and the committees of the Board meet between these meetings as circumstances dictate.

The Board holds, at least once a year, an informal meeting without management being present. Such meetings can be held, if the Board so wishes, at the end of each meeting of the Board or at other specified times during the year (“in-camera session(s)”). During an in-camera session, a secretary should be designated amongst the directors present at said session in order to record any decision made by the directors. The CEO must be invited at the end of an in-camera session to be informed of any such decision and have the opportunity to comment thereon, in the event that a decision was taken. If further discussions between the directors are needed following the CEO’s comments, the CEO must leave the session and must be informed of the final decision immediately thereafter.

Prometic Life Sciences Inc.
Page | 70	2019 Management Information Circular

Schedule “B”

Summary of the Option Plan

The Corporation has put in place a stock option plan (the “Option Plan”) for the benefit of eligible directors, officers, employees and service providers of the Corporation and its subsidiaries, as designated from time to time by the Board of the Corporation (the “Beneficiaries”), so as to encourage them to promote the business and affairs of the Corporation to the best of their abilities. Under the Option Plan, the Beneficiaries are granted, by means of stock options, the right to purchase common shares of the Corporation (“Common Shares”) for cash. The Option Plan provides that the Board may grant options to Beneficiaries on terms that the Board may determine within the limitations defined in the Option Plan, including terms with respect to the vesting of options granted.

The maximum number of shares reserved for issuance under the Option Plan is 40,634,585, which represents approximately 5% of the total number of Common Shares issued and outstanding as of December 31, 2018.

On August 7, 2018, the Board of Directors (the “Board”) modified the Option Plan to (i) mainly clarify the dispositions related to the beneficiaries’ retirement, and (ii) delegate to Prometic’s Chief Executive Officer (CEO) the ability to determine the number of options to be granted and grant such options to new hires and employees holding a position below the vice-president level, subject to respecting Prometic’s guidelines on the number of options to be granted for each such position. Shareholder approval is not required for such amendments given that the Board has the full power and authority to amend the Option Plan with respect to any limitation of conditions on participation in the Option Plan as well as any amendment to any terms upon which options may be granted.

Burn Rate

The stock options granted to eligible employees of Prometic resulted in the following annual burn rate5 in each of the last three financial years: 2018: 1.52%; 2017:0.57%; 2016: 0.50%.

Limitation

i.	The total number of Common Shares to be optioned under the Option Plan to any one individual shall not exceed five percent (5%) of the total of the issued and outstanding Common Shares;

ii.	The total number of Common Shares to be optioned shall not exceed the number of Common Shares reserved for issuance under the Option Plan;

iii.

The total number of Common Shares i) issued to Insiders of Prometic within any one-year period, and ii) issuable to Insiders of Prometic, at any time, under the Option Plan or when combined with all other security based compensation arrangements of Prometic (collectively, the “Share-Based Plans”), cannot exceed ten percent (10%) of the issued and outstanding Common Shares; and

iv.

The total number of Common Shares issued to any one Insider under the Share-Based Plans (less Common Shares already issued as compensation to Insiders) within a one-year period shall not exceed five percent (5%) of the Common Shares outstanding on the date of issuance of such Shares.

[5]

The burn rate is calculated by dividing the number of stock options granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 71

Granting Procedures

Under the Compensation Policy, options to purchase Common Shares are granted to all new employees, including executives, on commencement of employment. The number of options so granted will vary depending on the employee’s position and responsibilities within the Corporation.

Subject to the number of Common Shares available for issuance under the Option Plan and to applicable regulations, stock options are granted annually to executives by the Board based upon recommendation by the HR & Corporate Governance Committee. The purpose of these annual grants is i) to motivate and retain executives, to sustain a commitment to long-term profitability and to maximize shareholder value and ii) to recognize and reward individual performance.

The President and CEO assists the HR & Corporate Governance Committee in determining the number of options granted to the Named Executives Officers (the “NEOs”). The number of options granted is determined based on the NEO’s position and responsibility level in the Corporation and the President and CEO’s assessment of the overall performance of each NEO for the previous financial year, without taking into account the number of options already held by such NEO.

The number of options to be granted to the President and CEO is recommended by the HR & Corporate Governance Committee and approved by the Board.

The strike price, the vesting conditions and the terms of options are determined by the Board at the time of the grant each year, upon recommendation by the HR & Corporate Governance Committee.

Option Price

The Board of the Corporation has the authority under the Option Plan to establish the option price at the time each option is granted, which may not be less than the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the last five (5) trading days immediately preceding the day on which the option is granted, which is outside of a blackout period. The volume-weighted average trading price of the Common Shares is calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

Vesting and Term

Under the Option Plan, the period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted. In the absence of any other specifications made by the Board at the time of the grant, an option shall expire five (5) years following its date of grant.

Should the expiration of the term of an option or the exercise period fall within a period during which designated employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s insider trading policy which is in effect at that time, the Option Plan provides that such expiration date or exercise period shall be automatically extended without any further act or formality to that date which is the tenth (10th) business day after the end of the blackout period, such tenth (10th) business day to be considered the expiration of the term of such option for all purposes under the Option Plan, and said “ten business day period” may not be extended by the Board.

November 2012 to May 2017

All options granted by the Corporation between November 12, 2012 and May 18, 2017 under the Option Plan have a five-year term. These options granted under the Option Plan may be exercised in whole or in part within the periods stipulated by the Board or, failing such stipulation, on a cumulative basis staggered over a five-year period at a rate of twenty-five percent (25%) per annum calculated from the date the options are granted.

Prometic Life Sciences Inc.
Page | 72	2019 Management Information Circular

Since May 2017

All options granted by the Corporation after May 18, 2017 under the Option Plan have a ten-year term to better reflect the long-term developing cycle of our therapeutics and provide an ability for executives to focus on longer-term value creation.

Tax

Under the Option Plan, each optionee shall be responsible for paying all income and other taxes applicable to transactions involving the options, including, without limitation, any taxes payable on exercise of the options, the sale or other disposition of the Corporation’s Shares, or other distributions paid on the Common Shares.

Effect of Termination

The provisions of the Option Plan provide that:

i.

upon a Beneficiary’s employment being terminated for cause or upon a Beneficiary ceasing to be a Director or an officer by reason of his being removed or becoming disqualified for cause from being a Director or officer by law, any vested and unvested option granted to him shall terminate forthwith;

ii.

upon a Beneficiary’s employment being terminated by the Corporation not for cause, any option vested at the time of such termination or cessation may be exercised by the Beneficiary. Such option shall be exercisable prior to the expiration of the term of the option;

iii.

upon a Beneficiary’s resignation of employment before being eligible for retirement, any option vested at the time of such resignation may be exercised by the Beneficiary within ninety (90) days after such resignation or prior to the expiration of the term of the option, whichever occurs earlier;

iv.

if a Beneficiary resigns while being eligible for retirement (as defined in the Option Plan) (a) for grants under which options are fully vested at the retirement date, vested options are eligible for exercise by the Beneficiary and shall expire at the term determined at the grant date; (b) for grants under which options are partially vested at the retirement date, vested options are eligible for exercise by the Beneficiary. Unvested options which are scheduled to vest during the one-year period following the retirement date may be exercised by the beneficiary after that vesting date. In both cases, such options shall expire at the 5th anniversary of the grant date. Any stock options granted in the calendar year during which the retirement occurs shall be cancelled;

v.

if a Beneficiary dies while employed or while serving as an officer, any option vested at the time of death may be exercised by a legal successor of such Beneficiary. Such option shall be exercisable prior to the expiration of the term of the option;

vi.

if an Beneficiary ceases to be a Director by reason of retirement, removal, disqualification by law or death, other than by reason of his being removed or becoming disqualified for cause from being a Director, and other than by reason of resignation, any option vested at the time of such termination may be exercised the Beneficiary, or by a legal successor of such Beneficiary, prior to the expiration of the term of the option on the understanding that all options granted to Directors vest, pro rata to his time served on the Board, on a quarterly basis and become fully vested after a year; and

vii.

if a Beneficiary is a service provider to the Corporation, the service agreement pursuant to which the services are to be rendered to the Corporation shall govern the conditions upon which his options may terminate.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 73

Non-assignability of Options

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee.

No option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity; each option granted hereunder may be exercised only the optionee.

Amendments, Suspension and Discontinuation of the Option Plan

The Board shall have full power and authority to amend, suspend or discontinue the Option Plan at any time, or the terms of any previously granted option, without obtaining shareholder approval, including without limitations, the following type of amendments:

i.	any limitation of conditions on participation in the Option Plan (other than to the eligibility for participation);

ii.

any amendment to any terms upon which options may be granted and exercised, including but not limited to, the terms relating to the amount and payment of the option price, vesting, expiry and adjustment of options, or the addition or amendment of terms relating to the provision of financial assistance to optionees or of any cashless exercise features;

iii.

any amendment to the Option Plan to permit the granting of deferred or restricted share units under the Plan or to add or to amend any other provisions which would result in Beneficiaries receiving securities of the Corporation while no cash consideration is received by the Corporation;

iv.	any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the shares of the Corporation are listed;

v.	any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan;

vi.	any amendment to the definitions contained in the Option Plan and any other amendments of a clerical nature; and

vii.	any amendment to the terms relating to the administration of the Option Plan provided that such amendments to the terms of any previously granted option may not lead to significant or unreasonable dilution in the Corporation’s outstanding securities or provide additional benefits to eligible Beneficiaries, especially insiders, at the expense of the Corporation and its existing security holders, in which case approval of the shareholders of the Corporation must be obtained.

The prior approval of the holders of a majority of the votes attached to all shares of the Corporation is required if the amendments relate to the following:

i.

any amendment to increase the maximum number of Common Shares issuable under the Option Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Corporation or that any other action of a similar nature affecting such Common Shares is taken by the Corporation;

ii.	any amendment to the aggregate value of the participation in equity compensation plans of any one non-executive Director;

iii.	any amendment to reduce the exercise price or purchase price of any option;

iv.	any amendment to extend the term of any option;

v.	any amendment to make a change to the class of persons eligible to participate under the Option Plan; and

vi.	any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or under succession laws (estate settlement);

vii.	any amendment to the amendment provisions

Prometic Life Sciences Inc.
Page | 74	2019 Management Information Circular

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in (ii) and (iii) shall be excluded when obtaining such shareholder approval.

Adjustment to Common Shares Subject to the Option Plan

In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, Corporation shall have the right, upon written notice thereof to each optionee holding options under the Option Plan, to permit the exercise of all such options within the thirty day period next following the date of such notice and to determine that upon the expiration of such thirty day period, all rights of optionees to such options or to exercise same (to the extent not therefore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

The text of the Corporation’s Stock Option Plan can be found on SEDAR at www.sedar.com.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 75

Schedule “C”

Summary of RSU Plan

The Corporation has put in place a restricted share unit plan (the “RSU Plan”) to enhance the Corporation’s ability to attract and retain talented individuals to serve as executive officers or in key management positions within the Corporation and of its Subsidiaries, to reward these participants and to promote an alignment of interests between such participants and the shareholders of the Corporation. The Restricted Share Units (“RSUs”) granted under the RSU Plan may vest solely based on time or on the achievement of future performance conditions. The performance-based RSUs are tied to achievement of certain strategic objectives over a three-year period. The three-year period starts from the 1st day of the financial year during which a grant is made to the last day of the second financial year following the financial year during which a grant has been made (a “Cycle”). In 2018, 75% of the RSUs granted under the RSU Plan were based on performance conditions and 25% were time-based.

The maximum number of shares reserved for issuance under the RSU Plan is 38,360,248, which represents approximately 5% of the total number of Common Shares issued and outstanding as of December 31, 2018

On March 20, 2019, the Board of Directors (the “Board”) modified the RSU Plan to mainly clarify the dispositions related to the Participants’ retirement, Shareholder approval is not required for such amendment given that the Board has the full power and authority to amend the RSU Plan with respect to any limitation of conditions on participation in the Plan as well as any amendment to any terms upon which RSUs may be granted and exercised, including the vesting conditions. Other minor amendments were brought to the RSU Plan to clarify certain dispositions, which do not require shareholders’ approval as per the provisions related to the amendments of the plan under the RSU Plan.

Burn Rate

The RSUs granted to eligible employees of Prometic resulted in the following annual burn rate6 in each of the last three financial years: 2018: 1.08%; 2017: 0.86%; 2016: 0.45%.

Eligible Participants

Under the RSU Plan, the “Participants” are the, chief executive officer (“CEO”), the chief operating officer, the chief financial officer, the chief legal officer, the chief medical officer, any vice-presidents, employee directors or employee director-level executives and any other officers or management members of the Corporation, or of a Subsidiary, who have been granted RSUs as designated in writing by the HR and Compensation Committee, upon the recommendation of the CEO and subject to the Board’s approval. Non-executive members of the Board are not eligible to be Participants for the purposes of the RSU Plan.

The Board shall have, at all times, the power to cancel, annul, rescind or otherwise remove a participant’s designation or position as qualifying as a Participant under the RSU Plan. For greater certainty, such action by the Board shall not affect any RSUs already credited to such individual’s account.

Limitation

The maximum percentage of Common Shares issuable to Insiders (as such term is defined in the RSU Plan) under the RSU Plan and any other share compensation arrangements of the Corporation, at any time, is ten percent (10%) of the issued and outstanding Common Shares. The percentage of Common Shares issued to insiders of the Corporation within any one-year period, under all security-based compensation plans, cannot, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation.

[6]

The burn rate is calculated by dividing the number of RSUs granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year. The burn rate for 2018 has been determined assuming that all objectives will be met at 100% (should the maximum performance multiplier (150%) be achieved, the burn rate would be 1.45%).

Prometic Life Sciences Inc.
Page | 76	2019 Management Information Circular

Vesting and Term

Time-Based Vesting. Each RSU may vest and may be eligible for conversion and release at the rate of 33 1/3 % on each December 31st within the Cycle. The Board may, in its discretion, permit the immediate vesting, and conversion, of all or any portion of an unvested RSU.

Conditions-Based Vesting: RSUs granted prior to May 10, 2017. At each regular Board meeting, the Board shall determine which vesting conditions of any previously granted RSUs were achieved. The relevant RSUs for which the vesting conditions were deemed to be achieved by the Board will become vested, in whole or in part, based on the level of achievement of said vesting conditions, and will be eligible for conversion and release.

Conditions-Based Vesting: RSUs granted on or after May 10, 2017. At the end of each Cycle, the Board shall determine which vesting conditions of RSUs granted were achieved. The relevant RSUs for which the vesting Conditions were deemed to be achieved by the Board will become vested, in the percentage determined by the Board based on the level of achievement of said vesting conditions, and will be eligible for conversion and release.

Regardless of the timing when RSUs were granted, the Board has until the 31st day of March following the end of a Cycle, or 90 days following an Expiration Date (as defined in the RSU Plan), to determine which vesting conditions were achieved under the relevant Cycle or grant period (if the RSUs were granted outside of a Cycle). RSUs in respect of which the vesting conditions are not deemed to be met by these deadlines shall be automatically cancelled, unless determined otherwise by the Board.

Conversion and Release

The Participant is entitled to receive, with respect to such portion of the RSU which has vested, an amount equal to one Common Share for each RSU (the “Payout Amount”). The Payout Amount shall be satisfied by the issuance from treasury of a number of Common Shares equal to the Payout Amount, subject to any required regulatory authorities’ approval. Said Common Shares may be sold on the open market at the Participant’s discretion.

Tax

Each Participant shall be responsible for paying all income and other taxes applicable to transactions involving the RSUs held by the Administrative agent (as defined in the RSU Plan) on his or her behalf, including, without limitation, any taxes payable on conversion and release of the RSUs, the sale or other disposition of the Common Shares, and dividends (whether cash or otherwise) or other distribution paid on the Common Shares.

Effect of Termination

The provisions of the RSU Plan provide that:

i.

in the case of a Participant’s Termination (as defined in the RSU Plan) before the end of a Cycle or before the Expiration Date (as defined in the RSU Plan), other than a Participant’s death, Retirement or Long-Term Disability (as defined in the RSU Plan) and other than for just cause or by resignation of a Participant, all vested RSUs shall be converted and released no later than 90 days following the termination date. All unvested RSUs shall be cancelled as at the date of termination;

ii.	in the case of a Participant’s Termination because of Retirement (as defined in the RSU Plan):

(a) after the end of the second year of a Cycle or before the Expiration Date, the RSUs will continue to remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release for a period of 90 days following the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date;

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 77

(b) after the end of the first year of a Cycle but before the end of the second year of a Cycle, (i) vesting of RSUs subject to time-based vesting will stop one full year after the Participant’s last day of employment, and (ii) two-thirds (2/3rds) of RSUs subject to performance-based vesting will remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release for a period of 90 days following the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date;

(c) All other unvested RSUs shall be cancelled as at the date of termination.

iii.

in the case of Participant who is deemed to be on Long-Term Disability after the end of the second year of such Cycle, or before such Expiration Date, or in case of a Participant’s death after the end of the second year of a Cycle or before the Expiration Date, the RSUs will continue to remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release for a period of 90 days following the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date. In case of Participant who is deemed to be on Long-Term Disability or a Participant’s death, within the first two years of a Cycle, all RSUs will be treated as per a Termination for just cause.

iv.

in the case of a Participant’s Termination for just cause or a Participant resigning from his position, all RSUs shall be cancelled immediately as of the date on which the Participant is advised of the Termination, or as of the Participant’s effective resignation date, without taking into account any applicable notice period or severance payments made in lieu of such notice.

Transferability of RSUs

The rights and interests of a Participant in respect of the RSUs held in such Participant’s account shall not be transferable or assignable other than by will or the laws of succession to the executor, liquidator, administrator or trustee of the estate of the Participant or, subject to applicable law, to a dependent or relation, including without limitation a spouse of the Participant.

Successors and Assigns

The RSU Plan shall be binding on all successors and assigns of the Corporation and a Participant, including without limitation, the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

Amendments, Suspension and Discontinuation of the RSU Plan

The Board shall have full power and authority to amend, suspend or discontinue the RSU Plan at any time, or the terms of any previously granted RSUs, without obtaining shareholder approval (except as indicated below), including without limitations, the following type of amendments:

i.	any limitation of conditions on participation in the RSU Plan (other than relating to the eligibility for participation);

ii.

any amendment to any terms upon which RSUs may be granted and exercised, including but not limited to, the vesting conditions; any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the Common Shares of the Corporation are listed;

iii.	any correction or rectification of any ambiguity, defective provision, error or omission in the RSU Plan;

iv.	any amendment to the definitions contained in the RSU Plan and any other amendments of a clerical nature; and

v.	any amendment to the terms relating to the administration of the RSU Plan

Prometic Life Sciences Inc.
Page | 78	2019 Management Information Circular

provided that such amendments to the terms of any previously granted RSUs may not lead to significant or unreasonable dilution in the Corporation’s outstanding Common Shares or provide additional benefits to eligible Participants, especially insiders, at the expense of the Corporation and its existing security holders, in which case approval of the shareholders of the Corporation must be obtained.

The prior approval of the holders of a majority of the votes attached to all Common Shares of the Corporation is required if the amendments relate to the following:

i.

any amendment to increase the maximum number of Common Shares issuable under the RSU Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Corporation or that any other action of a similar nature affecting such Common Shares is taken by the Corporation;

ii.	any amendment to make a change to the class of persons eligible to participate under the RSU Plan; and

iii.	any amendment which would permit any RSUs granted under the RSU Plan to be transferable or assignable other than by will or under succession laws (estate settlement)

provided that Common Shares held directly or indirectly by insiders benefiting from the foregoing amendments shall be excluded when obtaining such shareholder approval.

Adjustment to Common Shares to the RSU Plan

In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned Subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, the Corporation shall have the right, upon written notice thereof to each Participant holding RSUs under the RSU Plan, to permit the conversion and release of all such RSUs within the thirty (30) day period next following the date of such notice and to determine that upon the expiration of such thirty (30) day period, all rights of Participants to convert such RSUs shall ipso facto terminate and cease to have any further force or effect whatsoever.

The text of the Corporation’s RSU Plan can be found on SEDAR at www.sedar.com.

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 79

Schedule “D”

Approval of the Omnibus Incentive Plan

“BE IT RESOLVED THAT:

1

the Omnibus Incentive Plan of the Corporation as described under the heading “Business of the Meeting – 4. Omnibus Incentive Plan” of the Corporation’s management information circular dated May 7, 2019 (the “Omnibus Incentive Plan”), be and is hereby ratified, confirmed and approved;

2

the Corporation be and is hereby authorized to reserve and allot for issuance up to 3,749,714,100 common shares in the capital of the Corporation pursuant to the Omnibus Incentive Plan with respect to awards to be granted from time to time in accordance with the terms of the Omnibus Incentive Plan; and

3

any officer or director of the Corporation be, and each is hereby authorized, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations.”

Prometic Life Sciences Inc.
Page | 80	2019 Management Information Circular

Schedule “E”

Share Consolidation

“BE IT RESOLVED, AS A SPECIAL RESOLUTION:

1

THAT pursuant to the Canada Business Corporations Act, the articles of the Corporation be amended to consolidate all of the issued and outstanding Common Shares, on the basis of a consolidation ratio to be selected by the Board of Directors (the “Board”) within a range between seven hundred fifty (750) pre-consolidation Common Shares for one (1) post-consolidation Common Share and one thousand two hundred fifty (1250) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Share Consolidation”), effective as at the discretion of the Board;

2	THAT the date of completion of the Share Consolidation shall be determined at the discretion of the Board, provided that such date shall be before June 20, 2020 (the “Effective Time”);

3

THAT pursuant to the Canada Business Corporations Act, the articles of the Corporation be amended to allow the cash out of fractional post-consolidation Common Shares isn’t just to effect the Share Consolidation?;

4

THAT where the Consolidation would result in a shareholder of the Corporation being entitled to a fractional Common Share that is equivalent to less than 75% of a whole post-consolidation Common Share, the holder shall be entitled to receive in exchange for such fractional post-consolidation Common Shares a cash payment equal to the number of pre-consolidation Common Shares held by such holder multiplied by the average closing price of the pre-consolidation Common Shares on the TSX for the five trading days immediately prior to the Effective Time, except for amounts of C$5 or less, which shall be retained for the benefit of the Corporation, such payment to be made on presentation and surrender to the Corporation for cancellation of the certificate or certificates representing the issued and outstanding pre-consolidation Common Shares or an affidavit of loss in lieu thereof; Stefan why didn’t we use the same language we had before?

5

THAT where the Consolidation would result in a shareholder of the Corporation being entitled to a fractional Common Share that is equivalent to 75% or more of a whole post-consolidation Common Share, the number of post-consolidation Common Shares issued to such shareholder shall be rounded up to the nearest whole number of Common Shares;

6

THAT any certificates representing a number of pre-consolidation Common Shares that is less than the ratio selected by the Board for the Share Consolidation immediately prior to the record date for the Share Consolidation set by the Board that have not been surrendered, with all other required documentation, on or prior to the sixth anniversary of such date, will cease to represent a claim or interest of any kind or nature against the Corporation or the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada;

7

THAT the Board be and it is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board’ sole discretion to be in the best interest of the Corporation; and

8

THAT any director or officer be and is hereby authorized and directed to execute on behalf of the Corporation, and to deliver or to cause to be delivered all such documents, agreements and instruments, including articles of amendment, and to do and to cause to be done all such other acts or things as he shall determine to be necessary or desirable to carry out the intent of this special resolution.”

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 81

Schedule “F”

Appointment of Auditors

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION:

1

THAT PricewaterhouseCoopers LLP, Chartered Accountants, be, and is hereby, appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of the Shareholders or until their successors are appointed at the remuneration to be fixed by the Board of Directors of the Corporation; and

2	THAT any officer or director of the Corporation is authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.”

Prometic Life Sciences Inc.
Page | 82	2019 Management Information Circular

Schedule “G”

Notice of Change of Auditor

PROMETIC LIFE SCIENCES INC.

(the “Corporation”)

To:	Ernst & Young LLP

And To: PricewaterhouseCoopers LLP

1.

The directors of the Corporation do not propose to re-appoint Ernst & Young LLP, Chartered Professional Accountants (the “Former Auditor”), as auditors for the Corporation at the next Annual General and Special Meeting of Shareholders scheduled for June 19, 2019; and

2.

The directors of the Corporation propose to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants (the “Successor Auditor”), as successor auditors of the Corporation, in place of the Former Auditor, effective on June 19th, 2019.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Corporation confirms that:

1.	The Former Auditor has not been proposed for reappointment as auditor of the Corporation;

2.

The Former Auditor was initially appointed auditors of the Corporation effective May 5th, 2010. There were no reservations in the Former Auditor’s Reports on the Corporation’s consolidated financial statements for the two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3.	In the opinion of the Board of Directors of the Corporation, no “reportable event” as defined in NI 51-102 has occurred since the date of the Former Auditor’s appointment; and

4.	The Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors of the Corporation.

Please advise the Board of Directors of the Corporation in writing whether or not you agree with the information in this notice.

DATED the 7th day of May, 2019

PROMETIC LIFE SCIENCES INC.

Per:	“Kenneth Galbraith”

Kenneth Galbraith

Chief Executive Officer

Prometic Life Sciences Inc.
2019 Management Information Circular	Page | 83